As filed with the Securities and Exchange Commission on December 23, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MOBILE GLOBAL ESPORTS INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	(7941)	(86-2684455)
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David Pross

Chief Executive Officer

Mobile Global Exports Inc.

616 South El Camino Real, Suite H

San Clemente, CA 92672-4294

949-573-0628

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Donald G. Davis Esq. Law Offices of Davis & Associates PO Box 852 Palos Verdes Estates. CA 90274 213 400-2007	Joel D. Mayersohn Dickinson Wright LLP 350 East Las Olas Blvd Ft. Lauderdale, FL 33301 Suite 1750 954-991-5426

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”) check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☒

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act:

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Shares of common stock offered by the Company(2)	1,150,000	$6.00	$6,900,000	$639.63
Shares of common stock offered by the Selling Stockholders(3)	1,500,000	$6.00	$9,000,000	$834.30
Shares of common stock underlying Underwriter’s warrants(4)	100,000	$7.20	$752,000	$69.71
Total:			$16,652,000	$1,543.64

(1)	Includes additional shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) under the Securities Act.

(3)	Shares of common stock registered for Selling Shareholders, which will not be underwritten by the underwriters.

(4)	We have agreed to issue, on the closing date of this offering, warrants, or the representative’s warrants, to the representative of the underwriters, __________________ in an amount equal to 10% of the aggregate number of common shares sold by us in this offering. The exercise price of the representative’s warrants is equal to 1.20% of the price of our common shares offered hereby. The representative’s warrants are exercisable for a period of 5 years from the effective date of the registration statement of which this prospectus forms a part and will terminate on the fifth anniversary of the effective date of the registration statement. Shares underlying the underwriters’ warrants are being registered.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 23, 2021

PRELIMINARY PROSPECTUS

Common Shares

MOBILE GLOBAL ESPORTS INC.

1,000,000 Shares of Common Stock being offered by the Company

1,500,000 Shares of Common Stock being sold by the Selling Stockholders

This is a firm commitment offering (the “Offering”) of shares of our common stock (“Common Stock”), par value $0.0001 per share. The assumed public offering price of each share of Common Stock is $6.00. Prior to this offering, there has been no public market for our Common Stock. Of the total securities being offered under this prospectus (the “Prospectus”), Mobile Global Esports Inc. (the “Company”) is offering 1,000,000 shares (the “Company Offering Shares”) ;The selling stockholders named in the section entitled “Selling Stockholders” in this prospectus (the “Selling Stockholders”) are offering 1,500,000 shares (the “Selling Stockholder Shares”).

This is the initial public offering of common shares of MOBILE GLOBAL ESPORTS, INC. The offering price of our common shares in this offering is expected to be $6.00 per share.

We intend to apply to list our common shares on the Nasdaq Capital Market under the symbol “MOGL.” There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Investing in our common shares involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common shares in “Risk Factors” beginning on page 5 of this prospectus.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company” for additional information.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$6.00	$6,000,000
Underwriting discounts(1)	$0.60	$600,000
Proceeds to us before expenses to us(2)	$5.40	$5,400,000

(1)	The Company has agreed to sell the securities to the underwriter identified herein at a discount of 10% of the offering price per share and to issue Underwriter’s Warrants to purchase shares of our Common Stock equal to 10% of the aggregate number of Company Offering Shares initially sold in this Offering (excluding the underwriter’s over-allotment option), exercisable for five years commencing on the six month anniversary of closing, at an exercise price equal to 1.20% of the public offering price of each Company Offering Share, or $7.20 per share. Please refer to the section entitled “Underwriting” in this Prospectus for additional information regarding total compensation to be received by the underwriter. For a description of other terms of the representative’s warrants and a description of the other compensation to be received by the underwriters, see “Underwriting.”

(2)	Does not include estimated offering expenses including, without limitation, legal, accounting, auditing, escrow agent, transfer agent, other professional, printing, advertising, travel, marketing, blue-sky compliance and other expenses of this Offering. We estimate the total expenses of this Offering, excluding the underwriter’s discount of $600,000 and non-accountable expense allowance of $120,000, will be approximately $300,000. The underwriters expect to deliver the common shares against payment as set forth under “Underwriting,” on or about , 2022.

(WEST PARK LOGO)

WESTPARK CAPITAL, INC.

The date of this prospectus is December 23, 2021

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We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell our common shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or the sale of any common shares.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common shares and the distribution of this prospectus outside the United States.

Until and including January 17, 2022 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms MOGO, the “Company,” “we,” “us” and “our” refer to MOBILE GLOBAL ESPORTS INC.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option and no exercise of the representative’s warrants.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common shares. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes thereto, in each case included in this prospectus. You should carefully consider, among other things, the matters discussed in the section of this prospectus titled “Business” before making an investment decision.

OVERVIEW OF THE COMPANY

MOGO has been created to develop and commercialize international esports, beginning with university esports events in India. Its management has experience in the esports business, and has contracted for consulting services with Sports Industry of India, Inc. (SII). SII has promoted, operated and commercialized a total of 27 esports tournaments in India since May 2021.  These events were virtual inter- and intra-university rivalry tournaments co-sponsored by MOGO, SII and its Indian subsidiary, EliteUniversal Sports Alliance India Pvt. Ltd. (“EUSAI”), held between May and December 2021. These events reached an audience of over 450,000 viewers (266,000 viewers were added in the previous 90 days, which reflects the recent momentum in the gain of a wider audience), according to SII’s YouTube Channel analytics. In 2020, the global audience for gaming video content (GVC) grew to reach 1.2 billion viewers. This represents a 18 percent growth from the previous period, as gaming streams became a popular social activity and distraction during coronavirus-related lockdowns.1

SII has granted to MOGO a limited license to commercially exploit certain rights held by SII and SII’s subsidiary, EUSAI, associated with the development, organization, promotion, marketing and distribution of esports leagues, games, tournaments, products and programing in India, Pakistan, Nepal, Sir Lanka and Bhutan with the participation of 73 EUSAI-member universities with whom SII or EUSAI has contractual or correspondence relationships.

SII has also agreed to provide consulting services over the term of the license through August 31, 2024, assuming this offering is successful. If sufficient funding is not available, SII will terminate its consulting services. The agreement with SII provides for gross revenues generated under the license to be applied to out-of-pocket expenses of MOGO, then to out of pocket expenses of SII, and then the balance distributed 80% to MOGO and 20% to SII as a license fee. SII reserves all rights to license, manufacture and distribute merchandise that includes team logos, name, likeness and imagery of MOGO, MOGO games and/or MOGO content. SII agrees to pay MOGO a merchandise royalty equal to one-third of merchandise proceeds received from sales of MOGO merchandise after a deduction of specified costs. (See “Material Agreements,” page 32). There is of course no assurance that significant revenues will be generated, or that gross revenues will be sufficient to cover out of pocket expenses, or provide excess revenues to distribute to the parties.

Management believes these assigned rights set MOGO apart from other competitors and will provide it a working base of universities who wish to pursue the promotion and commercialization of esports with MOGO across India.

[1]	https://www.statista.com/statistics/516754/gaming-video-content-viewer-number-global/

The university sports segment is generally under-developed in India, and had not been commercialized until SII televised the basketball championships and introduced American tackle football in 2014. The university system in India has over 37 million students, 993 universities, 39,931 colleges and 10,725 institutions. For example, of the EUSAI-member universities, the 14th largest Indian university, the University of Mumbai, has 549,432 students, and the 31st largest university, Osmania University, has over 300,000 students.2

The first Inter-University Esports Championship in India was held in a sold-out campus arena at Lovely Professional University in 2017. The event was sponsored by SII and its subsidiary, EUSAI.

[2]	All India Survey on Higher Education 2018-19. Government of India. Ministry of Human Resource Development. Department of Higher Education. New Delhi. 2019; https://www.livemint.com/education/news/india-s-higher-education-student-population-grows-by-8-lakh-hrd-ministry-1569081600712.html; and https://en.wikipedia.org/wiki/List_of_largest_universities_and_university_networks_by_enrollment

OFFERING SUMMARY

This summary highlights certain information about this offering and selected information contained elsewhere in or incorporated by reference into this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in shares of our Common Stock. For a more complete understanding of our company and this offering, we encourage you to read and consider carefully the more detailed information in this prospectus, including the information incorporated by reference into this prospectus, and the information referred to under the heading “RISK FACTORS” in this prospectus on page 5, and in the documents incorporated by reference into this prospectus.

Issuer

Mobile Global Esports Inc., was originally incorporated in the State of Delaware under the name, Elite Esports Inc, on March 11, 2021, and changed its name to Mobile Global Esports Inc. on April 21, 2021.

Common Stock offered by us

We are offering (1) 1,000,000 shares (the “Company Offering Shares”) of our common stock, par value $0.001 (“Common Stock”) assuming the underwriter does not exercise its over-allotment option, or 1,150,000 shares of Common Stock, assuming the underwriter exercise its over-allotment option in full. In addition, the Selling Stockholders are offering 1,500,000 shares of Common Stock (the “Selling Stockholder Shares”). There is no over-allotment with respect to the shares sold by the Shareholders.

Common Stock outstanding prior to the offering	16,809,800.
Common Stock to be outstanding after this offering

Expected to be 17,809,800 total shares, of which 1,000,000 shares will be held by the public, 2,650,000 shares will be held by SII, and the balance of 14,159,800 shares will be held by other MOGO shareholders, assuming the over-allotment is not exercised.

Common Stock Trading symbol	Our Common Stock is expected to be quoted for trading on the Nasdaq Stock Market, and may trade under the symbol “MOGL” once and if we receive authorization.
Use of proceeds	We intend to use the net proceeds from the offering to purchase strategic technology licenses and for working capital purposes. See “Use of Proceeds.”
Risk factors

This investment involves a high degree of risk. See “Risk Factors” and other information included or incorporated by reference in this prospectus beginning on page 5 for a discussion of certain factors you should carefully consider before deciding to invest in shares of our Common Stock.

Lock-up

All of our directors, officers and principal shareholders (defined as owners of 5% or more of our common shares), and certain other shareholders, have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common shares or securities convertible into or exercisable or exchangeable for our common shares held at the conclusion of this offering for a period of 12 months after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

(1) Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriters’ over-allotment option, the representative’s warrants, the 250,000 vested warrants presently outstanding, and the 750,000 contingent unvested warrants presently outstanding, and is based on 16,809,800 common shares outstanding as of November 30, 2021.

Corporate Information

Our principal executive office is located at 616 South El Camino Real, Suite H, San Clemente, California 92672-4294. Our telephone number is 949-573-0628 and our hotline telephone number is 203-400-2007.

Our registered office in India is located at 43/5 Vijaya Rashmi Residency, Building A-2, Near Ganpati Matha, Warje Malwadi, Pune 411058.

Our agent for service of process in the United States is National Registered Agents, Inc. The registered office of the Corporation in the State of Delaware is located at 160 Greentree Drive, Suite 101, Dover, DE 19904. County of Kent.

Our website, once activated, is located at http://www.mogoesports.com Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

Summary of Certain Financial Data

For the period ended August 31, 2021 we did not generate any revenue and the only expenses were auditing and professional fees and bank charges of $28,930. This is the first reporting period and there are no data for prior periods.

MOBILE GLOBAL ESPORTS INC.
BALANCE SHEET

As of August 31, 2021

ASSETS

Current Assets:
Cash and cash equivalents	$314,644
Stock subscription receivable	6,000
Total current assets	320,644
TOTAL ASSETS	$320,644

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	$3,750
Total current liabilities	3,750

Commitments and contingencies	-

STOCKHOLDERS’ EQUITY
Preferred stock; $0.0001 par value; 10,000,000 shares authorized; nil shares issued and outstanding
Common stock; $0.0001 par value; 100,000,000 shares authorized; 16,809,800 shares issued and outstanding	1,681
Additional paid-in capital	344,143
Accumulated deficit	(28,930)
Total stockholders’ equity	316,894
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$320,644

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. Before deciding whether to invest in our Common Stock, you should consider carefully the risks and uncertainties and assumptions discussed under the heading “Risk Factors” and elsewhere in this prospectus. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results. If any of these risks actually occurs, our business, business prospects, financial condition or results of operations could be seriously harmed. This could cause the trading price of our Common Stock to decline, resulting in a loss of all or part of your investment. Please also read carefully the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

Our Business Plan contemplates establishing a business in the new area of Mobile Esports Competition, or “Esports Gaming,” and we may not be successful in establishing a profitable business.

Mobile Sports Competitions, utilizing mobile cell phones, laptops, and tablets to gather audiences and upon which players compete, is a relatively new industry. Our Management believes there is a great opportunity to create a new sports franchise out of this industry, generating substantial revenues from ticket sales, live streaming video, sponsors, advertisements, sales of merchandise associated with collegian and professional teams, and other revenue sources. But there is no assurance there will be market acceptance or great public interest in this new sport, or that we can generate significant revenues and profits from esports competitions and tournaments.

Our initial focus will be on building a business delivering mobile esports tournaments, games and activities in association with approximately 73 Indian universities. Although interest in mobile esports programming is growing in South Asia, university mobile esports are new to Indian sub-continent audiences and broadcasts/streaming of our university league’s esports games and tournaments may not resonate with these audiences. As a result, we may not generate sufficient viewership to attract advertisers and increase the value of the media rights we intend to develop and promote. You should consider our business and prospects in light of the challenges, risks and difficulties we may encounter in this new and rapidly evolving mobile esports content market.

Risks to Our commercialization of licensed rights involving approximately 73 Indian universities.

SII has granted to MOGO a license to commercially exploit certain rights held by SII through SII’s subsidiary, EUSAI, associated with the development, organization, promotion, marketing and distribution of esports leagues, games, tournaments, products and programing in India in participation with approximately 73 EUSAI-member universities with whom SII or EUSAI has contractual or correspondence relationships. We are relying on the commercialization of these rights to jumpstart our esports business.

However, one or more or all of such universities, for whatever reason, could decide to not finalize, or to withdraw from their arrangement with EUSAI and/or SII, either dropping the pursuit of esports altogether, or nominating new third parties to assist in their development of esports leagues and teams, or placing restrictions on use of Brand Elements. If a number of universities withdrew, it could have a significant negative impact on our Company and successful implementation of our business plan

The agreements with SII provide that SII is obligated to compensate participating universities and their players, including payment of any royalties or participations, for MOGO’s use of logos, trademarks and names and likenesses associated with the universities and their players, and SII is also obligated to pay for lodging, food and transportation of Participating University players. Further, SII has agreed to invest capital in the manufacturer, marketing, distribution and sale of merchandise associated with esports programs. SII has agreed to provide consulting services to MOGO with regard to development of its esports business, through at least December 31, 2022. SII is not a public company, does not have substantial capital reserves, and conceivably could default in performance of one or more of these obligations. Any SII default would likely have a material negative effect on our Company and our successful implementation of our business plan.

The rights assigned to MOGO by SII under the license of rights and/or correspondence relationships by SII to Mogo associated with the approximately 73 universities are limited; SII may support MOGO competitors or become a competitor of MOGO in the future.

The limited License granted by SII to MOGO excludes material areas of esports commercial exploitation that are retained by SII. SII retains all esports rights associated with games between Indian teams and Pakistani teams. In addition, rights are not granted for “Excluded Games,” which are defined as games or tournaments that: (i) would be transmitted or streamed by brand-name networks, such as Sony Ten, NEO Sports, ESPN, DSport, DDSports, Star Sports, Fox Sports, Netflix, youtube.com, twitch.com or other identifiable linear or streaming networks.

SII also retains all rights to license, manufacture and distribute merchandise that bears university team Logos and Name and Likeness with MOGO’s name and logos, and MOGO is only entitled to receive a merchandise royalty of one-third of profits from sales of such merchandise. Sponsorship Rights with respect to such merchandise are retained solely by SII. There are various other limitations on the rights assigned to MOGO under the License of Rights Agreements.

The License is limited to rights SII has or obtains from the Association of Indian Universities (AIU) or participating persons. Although SII is obligated to use best efforts to acquire the rights, it has no liability to the extent that AIU or Participating Persons terminate or limit such person’s grant of rights to SII.

The License is for a limited term and expires on August 31, 2024, although if MOGO secures funding of at least $3,500,000 by June 30, 2022, either party may extend the term until five years after such financing is secured. If such funds are not secured by June 30, 2022, then the License may be terminated early upon 90 days’ notice by either party.

Nothing in the Assignment of License agreement prohibits SII from using, licensing or granting online rights, gaming rights or similar rights pertaining to Esports Games, transmitted or streamed, by brand-name networks, or virtual play on a live or delayed basis, of sports events organized by SII or for its universities, or with avatars representing the athletes who play in such events. SII may elect to grant such rights to competitors of MOGO. SII may itself elect to commercially exploit such rights and thereby become a competitor of MOGO. SII has specifically retained for itself, all esports rights associated with its universities and India Pakistan competition; an indication it intends to pursue on its own esports associated with this rivalry. As a result, the long-term relationship with SII is uncertain and SII may become a significant competitor of MOGO.

We are a development stage company without significant revenues or operations and have a limited operating history.

MOGO was incorporated under the laws of Delaware on March 11, 2021 as Elite Esports, Inc. and changed its name to Mobile Global Esports, Inc. on April 21, 2021. We are still in the process of organizing our business, and have neither significant revenues nor significant operations as of this date. Consequently, we are subject to all the risks and uncertainties inherent in a new business and in connection with the development and sale of new products and services. You should consider the Company’s prospects in light of the costs, uncertainties, delays, and difficulties frequently encountered by companies in this early stage of development. In particular, you should consider that we cannot provide assurance that we will be able to:

●	Successfully implement our business plan and develop significant streams of revenue from our mobile esports business.

●	Maintain our management team;

●	Maintain licensed rights associated with SII’s universities to which we have gained access pursuant to a license of rights agreement with SII.

●	Raise sufficient funds in the capital markets to implement our business plan;

●	Attract, enter into and/or maintain contracts with players and sponsors;

●	Compete effectively in the competitive environment in which we will operate.

If we cannot successfully accomplish these objectives, our business is likely to be negatively impacted.

Any future success we might enjoy will depend upon many factors, several of which may be beyond our control, or which cannot be predicted at this time, and which could have a material adverse effect upon our financial condition, business prospects and operations and the value of an investment in our company. We will incur initial operating losses as we establish our business, and it may be some time before we achieve positive cash flow and/or profitability, and we may never reach such goals. There is of course no assurance that significant revenues will be generated, or that gross revenues will be sufficient to cover our out-of-pocket expenses, or provide excess revenues to our business.

We have relied on third-party sources for market and industry data for the purposes of this prospectus. We cannot assure you that the data relied upon in these reports are complete or reliable.

Market and industry data used throughout this prospectus have been obtained from third party industry sources. We have not independently verified data from industry publications and other third-party sources and therefore cannot assure you that they are complete or reliable.

We will require additional financing if we are successful, and cannot be certain that such additional financing will be available on reasonable terms when required, or at all.

As of November 30, 2021, we had a cash balance of approximately $273,096. While this amount is sufficient to continue with operating activities on a limited basis for at least the next six months, we need to raise additional capital to fund our operations while we implement and execute our business plan and expand our business, hence this public offering. But we will likely require additional capital beyond this offering if our business is to be successful.

We currently do not have any contracts or commitments for additional financing beyond this offering. Any future equity financing may involve substantial dilution to existing shareholders. There can be no assurance that such additional capital will be available on a timely basis, or on terms acceptable to the Company. Failure to obtain such additional financing could result in a delay or indefinite postponement of operations or the further development of our business. If adequate funds are not available or are not available on acceptable terms when needed, the Company may not be able to fund its business or its expansion, take advantage of strategic acquisitions or investment opportunities or respond to competitive pressures. Such inability to obtain additional financing when needed could have a material adverse effect on the Company’s business, results of operations, cash flow, financial condition and prospects.

If we raise additional funds by issuing equity or convertible debt securities, we will reduce the percentage ownership of our then-existing stockholders, and the holders of those newly-issued equity or convertible debt securities may have rights, preferences, or privileges senior to those possessed by our then-existing stockholders and/or note holders. Additionally, future sales of a substantial number of shares of our Common Stock or other equity-related securities could depress the future market price of our Common Stock if and when we create a public market, and could impair our current or future ability to raise capital through the sale of additional equity or equity-linked securities or the sale of debt. There is no assurance that a public market for our securities will develop. We cannot predict the effect that future sales of our Common Stock or other equity-related securities would have on the price of our Common Stock.

Since we have broad discretion in how we use the proceeds from this offering, we may use the proceeds in ways with which you disagree.

We have not allocated specific amounts of the net proceeds from this offering for any specific purpose, other than we plan to use such net proceeds for working capital, general corporate purposes and in furtherance of our corporate strategy. Accordingly, our management will have flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for us. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flow.

The current and potential effects of the coronavirus may impact our business, results of operations and financial condition.

In December 2019, a novel strain of coronavirus (Covid-19) emerged in China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread and infections have been reported globally. Due to the outbreak of Covid-19, almost all major sports events and leagues were postponed or put-on hold for a significant period. Travel restrictions and border closures have materially impacted our ability to manage and operate the day-to-day functions of our business. Management has been able to operate with less efficiency in a virtual setting. However, if such restrictions become more severe due to a surge of virus infections, they could negatively impact those activities in a way that would harm our business over the long term. Travel restrictions can restrain our ability to operate, but at present we do not expect these restrictions on personal travel to be material to our business operations or financial results since the initial esports events will be held online.

The ultimate impact of the Covid-19 pandemic on the Company’s operations is unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the Covid-19 outbreak, new information which may emerge concerning the severity of the Covid-19 pandemic, and any additional preventative and protective actions that governments, or the Company, may direct, which may result in an extended period of continued business disruption and reduced operations. Any resulting financial impact cannot be reasonably estimated at this time but may have a material adverse impact on our business, financial condition and implementation of our business plans.

Actual or threatened epidemics, pandemics, outbreaks or other public health crises may materially and adversely impact our operations, adversely affecting the local economies where we operate and negatively impacting our customers’ spending in the impacted regions.

The interactive entertainment industry is intensely competitive. Mobile Global Esports faces competition from a growing number of interactive companies and, if the Company is unable to compete effectively, its business could be negatively impacted.

The industry we are addressing is “mobile” esports. Our market is part of a much larger interactive entertainment market. There is intense competition among Interactive Entertainment Companies for the consumer’s dollar. There are a number of established, well-financed companies producing esports and interactive entertainment products and systems that will compete with the products and services planned by the Company. Many of these competitors have financial resources much greater than ours. They may spend more money and time on developing and testing product and services, undertake more extensive marketing campaigns, adopt more aggressive pricing policies or otherwise develop more commercially successful products and services than the Company. This could impact the Company’s ability to win new business and retain business. Furthermore, new competitors may enter the Company’s key market areas. If the Company is unable to obtain significant market share or if it loses market share to its competitors, the Company’s results of operations and future prospects would be materially adversely affected. The Company’s success depends on its ability to develop new products and services, and enhance existing products and services, at prices and on terms that attract and retain customers.

In addition, SII, which has assisted us in our organization and has licensed to us certain exploitation rights associated with approximately 73 universities in India, is not precluded from establishing its own esports business once its consulting services to us are concluded. It is possible it could become a significant competitor to us in the mobile esports markets in South Asia on which we are focused.

Our revenues and profitability depend upon many factors for which no assurance can be given.

Our ability to achieve revenues and then growth in revenue will depend, in large part, upon our ability to attract mobile esports users and viewers to our offerings, retain users and viewers, and reactivate users and viewers in a cost-effective manner. Achieving growth may require us to increasingly engage in sophisticated and costly sales and marketing efforts, which may not make sense in terms of return on investment. In addition, our ability to increase the number of users and viewers of our offerings will depend on continued user adoption of mobile esports. Growth in the mobile esports industry and the level of demand for and market acceptance of our mobile esports products and services will be subject to a high degree of uncertainty. We cannot assure the consumer adoption of our mobile esports product and service offerings.

Further, revenues do not assure profitability. Profitability depends upon many factors, including the ability to develop, commercialize, market, sell and maintain valuable mobile esports products and services at reasonable profit margins, our ability to identify and obtain the rights to additional mobile esports products and services to add to our existing lines, success and expansion of our sales programs, expansion of our player and fan bases, and obtaining the right balance of expense levels and the overall success of our business activities.

Once, and if, we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to generate sufficient revenues, or to become and remain profitable, would depress the value of our company and could impair our ability to raise capital, expand our business, diversify our product offerings or even continue our operations. It could result in a decline in the value of our stock and you could lose all or part of your investment.

Litigation costs and the outcome of litigation could have a material adverse effect on the Company’s business.

From time to time, the Company may be subject to litigation claims through the ordinary course of its business operations regarding, but not limited to, employment matters, security of consumer and employee personal information, contractual relations with suppliers, marketing and infringement of trademarks and other intellectual property rights, and other matters. Litigation to defend the Company against claims by third parties, or to enforce any rights that we may have against third parties, may be necessary, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition and results of operations.

The Company is not aware of any current material legal proceedings outstanding, threatened or pending as of the date hereof by or against the Company.

If we are unable to build and enhance our brands and reputation or if events occur that damage our brands and reputation, our ability to expand our players, university teams, sponsors and commercial partners may be impaired.

The success of our business depends on the value and strength of our esports media brands and the audiences who watch on television, cell phones, or stream on the internet. The strength of our esports media brands determines our ability to expand our player and fan bases and attract sponsors and advertisers. To be successful, we believe we must preserve, grow and leverage the value of our brands across all of our revenue streams. Unfavorable publicity regarding our esports properties could negatively affect our brands’ reputations. Failure to respond effectively to negative publicity could also erode our brands’ reputations. In addition, events in the industry as a whole, even if unrelated to us, may negatively affect our brands’ reputations. A failure to build brand awareness or negative events that damage our brands’ reputations could interfere in the growth of, or result in a decline in players, television and social media audiences, fan loyalty or corporate sponsors to support our esports media properties. As a result, we might not be able to obtain revenues sufficient to attain profitability, or there might be a material adverse effect on our business, results of operations, financial condition and cash flow, causing us to sustain losses. We might not then be able to obtain the resources or time that would be needed to attempt to rebuild our brands and reputation.

Our insurance coverage may not adequately protect us against all possible risks of loss. Further, our businesses expose us to potential liabilities that may not be covered by insurance.

The operation of university athletic events, and specifically a mobile esports league and teams are subject to a number of risks that could expose us to substantial liability for personal injury. We intend to purchase insurance against certain of these risks, but our insurance may not be adequate to cover our liabilities.

We do not have any business liability, disruption or litigation insurance coverage for our operations in the US or in India. Accordingly, a business disruption, litigation or natural disaster may result in substantial costs and divert management’s attention from our business, which could have an adverse effect on our results of operations and financial condition.

The Company’s results of operations could be affected by natural events in the locations in which it operates or where its customers or suppliers operate.

Mobile Global Esports, its customers and its suppliers are expected to have operations in locations subject to natural occurrences such as severe weather and other geological events, including monsoons, earthquakes or outbreaks of pestilence that could disrupt operations. Any serious disruption at any of the Company’s facilities or the facilities of its customers or suppliers due to a natural disaster could have a material adverse effect on our revenues and increase our costs and expenses.

We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

As of November 1, 2021, we did not have any full-time employees. We have retained 18 unpaid consultants and contributors on a part-time basis. Thirteen are located in the US and four are located in India and one in Pakistan. As our company grows, we expect to expand our employee base. In addition, we intend to grow by expanding our business, increasing market penetration and developing new products and services. Future growth will impose significant additional responsibilities on our management, including the need to develop and improve our existing administrative and operational systems and our financial and management controls and to identify, recruit, maintain, motivate, train, manage and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our organization, give rise to operational mistakes, loss of business opportunities, loss of employees and/or reduced productivity. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and grow revenue could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to effectively manage the expansion of employees and manage future growth.

Risks Related to the Economy

An economic downturn and adverse economic conditions may harm our business.

Any economic downturn and adverse conditions in South Asian regional and global markets may negatively affect our operations. Our projected future broadcasting/streaming revenue in part will depend on consumers’ availability of personal disposable income and on our corporate marketing and operating budgets. Further, projected future sponsorship and commercial revenues are contingent upon the expenditures of businesses across a wide range of industries, and if these industries cut costs in response to any economic downturn, our revenue may similarly decline. Continued weak economic conditions could cause a reduction in our anticipated corporate sponsorships, which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

In this regard, the Covid-19 pandemic has adversely affected our ability to generate revenues, raise capital, negotiate new business arrangements in India and adequately staff and manage our business. The extent to which Covid-19 in the future impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain, rapidly changing and cannot be predicted, including new information that may emerge concerning the severity of Covid-19 and the actions taken to contain it or treat its impact, and the success and availability of vaccines to prevent it.

Risks Related to Laws, Regulations and Offshore Operations

Regulations that may be adopted with respect to the internet and electronic commerce may decrease the growth in the use of the internet and lead to the decrease in the demand for the Company’s products and services.

In addition to regulations pertaining to the esports industry in general, the Company may become subject to any number of laws and regulations that may be adopted with respect to the internet and electronic commerce. New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted. As well, current laws, which predate or are incompatible with the internet and electronic commerce, may be applied and enforced in a manner that restricts the electronic commerce market. The application of such pre-existing laws regulating communications or commerce in the context of the internet and electronic commerce is uncertain. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the internet. The adoption of new laws or regulations relating to the internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the internet, decrease the demand for the Company’s mobile esports products and services, increase our cost of doing business or could otherwise have a material adverse effect on our business, revenues, operating results and financial condition.

The risks related to international operations could negatively affect the Company’s results.

Most all of the Company’s operations will be conducted in foreign jurisdictions including, but not limited to India. It is expected that the Company will derive all of its revenue from transactions denominated in currencies other than the United States dollar, and the Company expects that receivables with respect to foreign sales will account for all of its total accounts and receivables outstanding for some time.

As such, the Company’s operations may be adversely affected by changes in foreign government policies and legislation or social instability and other factors which are not within the control of the Company, including, but not limited to, recessions in foreign economies, expropriation, nationalization and limitation or restriction on repatriation of funds, assets or earnings, longer receivables collection periods and greater difficulty in collecting accounts receivable, changes in consumer tastes and trends, renegotiation or nullification of existing contracts or licenses, changes in policies, regulatory requirements or the personnel administering them, currency fluctuations and devaluations, exchange controls, economic sanctions and royalty and tax increases, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade barriers and protectionist practices, taxation policies, including royalty and tax increases and retroactive tax claims, volatility of financial markets and fluctuations in foreign exchange rates, difficulties in the protection of intellectual property particularly in countries with fewer intellectual property protections, the effects that evolving regulations regarding data privacy may have on the Company’s online operations, adverse changes in the creditworthiness of parties with whom the Company has significant receivables or forward currency exchange contracts, labor disputes and other risks arising out of foreign governmental sovereignty over the areas in which the Company’s operations are conducted.

The Company’s operations may also be adversely affected by social, political and economic instability and by laws and policies of such foreign jurisdictions affecting foreign trade, taxation and investment. If the Company’s operations are disrupted and/or the economic integrity of its contracts is threatened, its business would be harmed.

The Company’s international activities may require protracted negotiations with host governments, national companies and third parties. Foreign government regulations may favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In the event of a dispute arising in connection with the Company’s operations in a foreign jurisdiction where it conducts its business, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of United States or enforcing American judgments in such other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, the Company’s activities in foreign jurisdictions could be substantially affected by factors beyond the Company’s control, any of which could have a material adverse effect on it. The Company believes that management’s experience to date in commercializing other products and services may be of assistance in helping to reduce these risks. Some countries in which the Company may operate may be considered politically and economically unstable.

The Company is subject to foreign exchange and currency risks that could adversely affect its operations, and the Company’s ability to mitigate its foreign exchange risk through hedging transactions may be limited.

The Company expects that it will derive all or most of its revenues in currencies other than the United States dollar for the foreseeable future; however, a significant portion of the Company’s operating expenses for its U.S.-based corporate activities are likely to be incurred in United States dollars. Fluctuations in the exchange rate between the U.S. dollar, the rupee and other currencies may have a material adverse effect on the Company’s business, financial condition and operating results. The Company’s financial results are affected by foreign currency exchange rate fluctuations. Foreign currency exchange rate exposures arise from current transactions and anticipated transactions denominated in currencies other than United States dollar and from the translation of foreign-currency-denominated balance sheet accounts into United States dollar-denominated balance sheet accounts. The Company is exposed to currency exchange rate fluctuations because portions of its revenue and expenses are denominated in currencies other than the United States dollar, particularly in the Indian Rupee to start.

The risks of operating as an American company in India are an issue for every foreign investor.

The risks of operating as an American company in India are an issue for every foreign investor. The Company will mitigate some of this risk by maintaining a locally-recruited management and staff, and relying through its relationship with SII, on SII’s political and business relationships, such as the Association of Indian Universities (AIU), the Sports Authority of India (SAI), the SII universities, for whom the company plans to develop, promote and commercialize mobile esports, and by the protection afforded by India’s comprehensive commercial law structure, particularly in the areas of intellectual property law, trademark law, contract law, tax law and the uniform commercial code, and similar laws in other South Asian jurisdictions.

Business interruptions due to terrorism or civil unrest could adversely affect us.

Our business and our assets are planned to be primarily located in India, a country with examples of terrorism and civil unrest, and as a result, we and our affiliates could be potential targets of terrorism. In addition, any prolonged business interruption at any of the arenas where we host our events could result in a decline in mobile esports revenue. We currently do not have business interruption insurance in place. If and when we do have business interruption insurance coverage it may only cover some, but not all, of these potential events, and even for those events that are covered, it may not be sufficient to compensate us fully for losses or damages that may occur as a result of such events, including, for example, loss of market share and diminution of our trademarks, reputation and player and fan loyalty. Any one or more of these events could have a material adverse effect on our business, results of operation, financial condition and/or cash flow.

Changing laws, rules and regulations and legal uncertainties, including adverse application of tax laws and regulations, may adversely affect our business and financial performance.

Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing, or the promulgation of new, laws, rules and regulations applicable to us and our business, including those relating to the internet, e-commerce, consumer protection and privacy. Such unfavorable changes could decrease demand for our services and products, increase costs and/or subject us to additional liabilities. Furthermore, the growth and development of e-commerce may result in more stringent consumer protection laws that may impose additional burdens on online businesses generally.

Risks Related to the Company’s Management

Failure to attract, retain and motivate key employees may adversely affect the Company’s ability to compete and the loss of the services of key personnel could have a material adverse effect on the Company’s business.

The Company depends on the services of a few key executive officers. The loss of any of these key persons could have a material adverse effect on the Company’s business, results of operations and financial condition.

The unexpected loss of services of one or more of these individuals could also adversely affect the Company. The Company is not protected by key man or similar life insurance covering members of senior management but is contemplating obtaining key man insurance.

The Company’s success is also highly dependent on its continuing ability to identify, hire, train, motivate and retain highly qualified technical, marketing and management personnel. Competition for such personnel can be intense, and the Company cannot provide assurance that it will be able to attract or retain highly qualified technical, marketing and management personnel in the future. The Company’s inability to attract and retain the necessary technical, marketing and management personnel may adversely affect its ability to carry forward its business plan, and may limit future growth and profitability.

Our current management team has limited prior experience managing university esports businesses.

Our current executive management team has some experience managing esports business, but does not have experience in managing university esports teams or leagues. This lack of experience could adversely affect our ability to run our business properly or to raise additional capital that may be necessary for our continued operations. We will endeavor to recruit seasoned esports executives, as and if capital is available to fund their hiring.

Risks Related to Intellectual Property and Technology

Failure to adequately protect our intellectual property and curb the sale of counterfeit merchandise could injure our trademarks.

We are susceptible to brand infringement such as counterfeiting and other unauthorized uses of our intellectual property rights. However, it is not possible to detect all instances of brand infringement in a timely manner. Additionally, where instances of brand infringement are detected, we cannot guarantee that such instances will be prevented as there may be legal or factual circumstances which give rise to uncertainty as to the validity, scope and enforceability of our intellectual property rights in the brand assets.

We also may license our intellectual property rights to third parties. In an effort to protect our brands, we will try in such event to enter into licensing agreements with such third parties which govern the use of our intellectual property and which require our licensees to abide by quality control standards with respect to such use. Although we will make efforts to monitor our licensees’ use of our intellectual property, we cannot assure you that these efforts will be sufficient to ensure their compliance. The failure of our licensees to comply with the terms of their licenses could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Our business will be subject to online security risk, including security breaches, and loss or misuse of our stored information as a result of such a breach, including customers’ personal information, could lead to government enforcement action or other litigation, potential liability, or otherwise harm our business.

We will receive, process, store and use personal information and other customer data as a part of our business. There are numerous federal, state and local laws regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other data. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to customers or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other player data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause our customers to lose trust in us which could have an adverse impact on our business. In the area of information security and data protection, many jurisdictions have passed laws requiring notification to customers when there is a security breach for personal data or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to implement. The costs of compliance with these types of laws may increase in the future as a result of changes in interpretation or changes in law. Any failure on our part to comply with these types of laws may subject us to significant liabilities.

We will rely on other third-party data and live-streaming providers for real-time and accurate data and/or live streams for mobile esports events, and if such third parties do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition and results of operations could be adversely affected.

We will rely on third-party sports data and live streaming providers to obtain accurate information regarding schedules, results, performance and outcomes of mobile esports events and the live streaming of such events. We may experience errors in this data and/or streaming feed. If we cannot adequately resolve the issue with our end users, our end users may have a negative experience with our offerings, our brand or reputation may be negatively affected and our users may be less inclined to continue or resume utilizing our products and services, or recommend our platform to other potential users. As such, a failure or significant interruption in our service would harm our reputation, business and operating results.

Furthermore, once we establish a relationship with a data and/or live streaming partner, if it terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we would need to find an alternate provider, and may not be able to secure similar terms or replace such providers in an acceptable time frame. Any of these risks could increase our costs and adversely affect our business, financial condition and results of operations. Further, any negative publicity related to any of our selected third-party partners, including any publicity related to regulatory concerns, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure.

Systems, network or telecommunications failures or cyber-attacks may disrupt the Company’s business and have an adverse effect on the Company’s operations.

Any disruption in the Company’s network or telecommunications services could affect the Company’s ability to operate its mobile online esports offerings, which would result in reduced revenues and customer down time. The Company’s network and databases of players, fans, and sponsors information, including intellectual property, trade secrets, and other proprietary business information and those of the third parties the Company utilizes, will be susceptible to outages due to fire, floods, power loss, break-ins, cyber-attacks, hackers, network penetration, data privacy or security breaches, denial of service attacks and similar events, including inadvertent dissemination of information due to increased use of social media. Despite implementation of network security measures and data protection safeguards, including a disaster recovery strategy for back-office systems, the Company’s servers and computer resources will be vulnerable to viruses, malicious software, hacking, break-ins or theft, third-party security breaches, employee error or malfeasance, and other potential compromises. Disruptions from unauthorized access to or tampering with the Company’s computer systems, or those of the third parties the Company utilizes, in any such event could result in a wide range of negative outcomes, including devaluation of the Company’s intellectual property goodwill and/or brand appeal, increased expenditures on data security, and costly litigation, and can have a material adverse effect on the Company’s business, revenues, reputation, operating results and financial condition.

Risks Related to Our Common Stock

Our officers, directors and 5% stockholders may exert significant influence over our affairs, including the outcome of matters requiring stockholder approval.

As of the date of this prospectus, our officers, directors and 5% stockholders collectively have an approximately 44.1% beneficial ownership of our company. As a result, when acting together, such individuals will have a significant, and perhaps controlling influence over the election of our directors and in determining the outcome of any corporate action, including corporate actions requiring stockholder approval, such as: (i) a merger or a sale of our company, (ii) a sale of all or substantially all of our assets, and (iii) amendments to our articles of incorporation and bylaws. This concentration of voting power and influence could have a significant effect in delaying, deferring or preventing an action that might otherwise be beneficial to our other stockholders and be disadvantageous to our stockholders with interests different from those individuals. Certain of these individuals also have significant control over our business, policies and affairs as officers or directors of our company. Therefore, you should not invest in reliance on your ability to have any control over our company.

We currently do not intend to pay dividends on our Common Stock. As a result, your only opportunity to achieve a return on your investment is if the price of our Common Stock appreciates.

We currently do not expect to declare or pay dividends on our Common Stock. In addition, in the future we may enter into agreements that prohibit or restrict our ability to declare or pay dividends on our Common Stock. As a result, your only opportunity to achieve a return on your investment will be if we are able to establish a public market for out stock, and the market price of our Common Stock appreciates and you sell your shares.

Shareholders will likely experience dilution of their ownership interest due to the future issuance of additional shares of our Common Stock.

We are in a capital-intensive business and we do not have sufficient funds to finance the growth of our business without issuing additional securities beyond the shares to be sold in this offering, resulting in the dilution of the ownership interests of holders of our Common Stock. We are currently authorized to issue 100,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. Additionally, the Board may subsequently approve increases in authorized Common Stock or Preferred Stock. The potential issuance of such additional shares of common or Preferred Stock or convertible debt may create downward pressure on the trading price of our Common Stock once and if a public market for our stock is established. We may also issue additional shares of Common Stock or other securities that are convertible into or exercisable for Common Stock in future public offerings or private placements for capital-raising purposes or for other business purposes. The future issuance of a substantial number of common shares into the public market, or the perception that such issuance could occur, could adversely affect the prevailing market price of our common shares. A decline in the price of our common shares could make it more difficult to raise funds through future offerings of our common shares or securities convertible into common shares.

Our amended and restated certificate of incorporation allows for our board of directors to create new series of Preferred Stock without further approval by our stockholders, which could have an anti-takeover effect and could adversely affect holders of our Common Stock.

Our authorized capital includes Preferred Stock issuable in one or more series. Our board has the authority to issue Preferred Stock and determine the price, designation, rights, preferences, privileges, restrictions and conditions, including voting and dividend rights, of those shares without any further vote or action by stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. The issuance of additional Preferred Stock, while providing desirable flexibility in connection with possible financings and acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the voting power of our outstanding voting securities, which could deprive our holders of Common Stock of a premium that they might otherwise realize in connection with a proposed acquisition of our company.

We expect to incur significant additional costs as a result of being a public company, which may adversely affect our business, financial condition and results of operations.

Upon completion of this offering, we expect to incur costs associated with corporate governance requirements that will become applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Exchange Act, as well as the rules of the Nasdaq. These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time-consuming. We also expect these rules and regulations to make it more expensive for us to obtain and maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Accordingly, increases in costs incurred as a result of becoming a publicly traded company may adversely affect our business, financial condition and results of operations

If and when a trading market for our securities develops, the market price of such securities is still likely to be highly volatile and subject to wide fluctuations, and you may be unable to resell your securities at or above the price at which you acquired them.

The stock market in general and the market for smaller companies in particular have experienced extreme volatility that may be unrelated to the operating performance of particular companies. Once and if our common shares become publicly traded, the market price for our securities may be influenced by many factors that are beyond our control

The trading price of our shares might also decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us. These factors, among others, could harm the value of your investment in our securities. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, operating results and financial condition.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our Common Stock and warrants.

We are a Delaware corporation and the anti-takeover provisions of Delaware law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. In addition, our certificate of incorporation and bylaws may discourage, delay or prevent a change in our management or control over us that some stockholders may consider favorable.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Forward-looking statements involve risks and uncertainties and include statements regarding, among other things, our projected revenue growth and profitability, our growth strategies and opportunity, anticipated trends in our market and our anticipated needs for working capital. They are generally identifiable by use of the words “may,” “will,” “should,” “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” or the negative of these words or other variations on these words or comparable terminology. These statements may be found under the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as in this prospectus generally. In particular, these include statements relating to future actions, prospective products, market acceptance, future performance or results of current and anticipated products, sales efforts, expenses, and the outcome of contingencies such as legal proceedings and financial results.

Examples of forward-looking statements in this prospectus include, but are not limited to, our expectations regarding our business strategy, business prospects, operating results, operating expenses, working capital, liquidity and capital expenditure requirements. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our products, the cost, terms and availability of components, pricing levels, the timing and cost of capital expenditures, competitive conditions and general economic conditions. These statements are based on our management’s expectations, beliefs and assumptions concerning future events affecting us, which in turn are based on currently available information. These assumptions could prove inaccurate. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect.

Important factors that could cause actual results to differ materially from the results and events anticipated or implied by such forward-looking statements include, but are not limited to:

●	Failure of market acceptance of our mobile esports products and services;

●	Increased levels of competition;

●	Changes in political, economic or regulatory conditions generally and in the markets in which we operate;

●	Our ability to retain and attract senior management and other key employees;

●	Our ability to protect our trade secrets or other proprietary rights, operate without infringing upon the proprietary rights of others and prevent others from infringing on the proprietary rights of the Company; and

●	Other risks, including those described in the “Risk Factors” discussion and elsewhere in this prospectus.

We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all of those risks, nor can we assess the impact of all of those risks on our business or the extent to which any factor may cause actual results to differ materially from those contained in any forward-looking statement. The forward-looking statements in this prospectus are based on assumptions management believes are reasonable. However, due to the uncertainties associated with forward-looking statements, you should not place undue reliance on any forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and unless required by law, we expressly disclaim any obligation or undertaking to publicly update any of them in light of new information, future events, or otherwise.

USE OF PROCEEDS

Based upon the public offering price of $6.00 per share of Common Stock, gross proceeds to the Company from this offering will total $6,000,000, assuming no over-allotment of shares are sold. We estimate that the net proceeds, after deducting underwriters’ $600,000 discount and $120,000 non-accountable costs allowance, and payment estimated $300,000 in offering expenses will be approximately $4,980,000. If the underwriter exercises its over-allotment option in full, we estimate that our net proceeds will be approximately $5,790,000.

We intend to use the net proceeds in the first two years as follows:

	($000)
Offering
Gross Proceeds*	$6,000	100%
Less: Fees	(600)	-10%
Less: Underwriters' Non-Accountable Reimbursement	(120)	-2%
Less: Incremental Expenses Not Covered by Private Placement Funds ($330)	(300)	-5%
Net Proceeds	4,980	83%

Operating Expenses
Merchandise Cost of Sales, Licensing Fees	98	2%
Proceeds Sharing with AIU / Universities (as a % of Revenue)**	0	0%
Collaboration Fees Paid to Sports Industry of India (as a % of Revenue)**	0	0%
Marketing and Advertising	86	1%
Third Party Event Coordination / Scheduling / Judging Fees	70	1%
Streaming Expenses	314	5%
Site Expenses (Championship Venues, Facility Upgrades, Officials, Team Travel, VIP, Trophies)	219	4%
Total Operating Expenses	787	13%

Sales, General & Administrative Expenses
Compensation	2,183	36%
US Corporate Expenses	92	2%
India Operating Expenses	361	6%
Total SG&A	2,636	44%

Total Operating, SG&A Expenses	3,423	57%

Other Uses
Capital Expenditures (Technology Development)	1,482	25%

Contingency	75	1%

Total Uses	$6,000	100%

*	Assumes no operating revenue

**	Initial IPO Prep, Filing and Registration Fees, Estimated at $415.0, Partially Covered by the Private Placement funds ($330.0)

We believe the net proceeds of this offering will be sufficient to meet our cash, operational and liquidity requirements for at least two years.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. Accordingly, our management will have broad discretion in the application of these proceeds. Net offering proceeds not immediately applied to the uses summarized above will be invested in short-term investments such as money market funds, commercial paper, U.S. treasury bills and similar securities investments pending their use.

We intend to use the net proceeds from this offering for working capital and general corporate purposes including but not limited to acquisitions of game licenses, technology platform agreements and strategic partnerships. Investors are cautioned, however, that expenditures may vary substantially from these uses. Investors will be relying on the judgment of our management, who will have broad discretion regarding the application of the proceeds of this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including the amount of cash generated by our operations and the amount of competition we face and other operational factors. We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our Common Stock and do not currently anticipate paying cash dividends in the foreseeable future. We currently intend to retain our future earnings, if any, for use in our business. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of August 31, 2021 on:

●	An actual basis; and

●	A pro forma reflecting the sale of 1,000,000 shares of our Common Stock in this offering at a public offering price of $6.00, and our receipt of the estimated $4,890,000 in net proceeds from this offering, after deducting underwriter’s discounts and non-accountable cost allowance and estimated offering expenses payable by us.

You should read this capitalization table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	Actual August 31, 2021	Pro Forma After the Public Offering
Cash and cash equivalents	$314,644	$5,624,644
Stockholders’ equity:	–	–
Preferred Stock, $0.0001 par value: 10,000,000 authorized, 0 shares issued and outstanding
Common Stock, $0.0001 par value: 100,000,000 shares authorized, actual and pro forma; 16,809,800 shares issued and outstanding, actual and 17,809,800 shares issued and outstanding, pro forma	$1,681	$1,781
Additional paid-in capital	$344,143	$5,654,043
Accumulated deficit	$(28,930)	$(28,930)
Total stockholders’ equity	$316,894	$5,626,894
Total capitalization	$316,894	$5,624,894

DILUTION

Purchasers of our Common Stock in this offering will experience an immediate dilution of net tangible book value per share from the initial public offering price. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of shares of Common Stock and the net tangible book value per share immediately after this offering.

As of August 31, 2021 our net tangible book value was $316,894, or $0.02 per share of Common Stock. Net tangible book value per share represents our total tangible assets, less our total liabilities, divided by the number of outstanding shares of our Common Stock.

Dilution represents the difference between the amount per share paid by purchasers in this offering and the pro forma net tangible book value per share of Common Stock after the offering. After giving effect to the sale of 1,000,000 shares of Common Stock in this offering at the offering price of $6.00 per share, and after deducting underwriting commissions and estimated offering expenses payable by us, but without adjusting for any other change in our net tangible book value subsequent to August 31, 2021, our pro forma net tangible book value would have been $0.32 per share. This represents an immediate increase in pro forma net tangible book value of $0.30 per share to our existing stockholders and immediate dilution of $5.68 per share to new investors purchasing shares at the proposed public offering price.

The following table illustrates the dilution in pro forma net tangible book value per share to new investors as of August 31, 2021:

Assumed initial public offering price per share	$6.00
Net tangible book value per share at August 31, 2021	$0.02
Increase in net tangible book value per share to the existing stockholders attributable to this offering	$0.30
Adjusted net tangible book value per share after this offering	$0.32
Dilution in net tangible book value per share to new investors	$5.68

The following table sets forth, as of October 1, 2021, the number of shares of Common Stock purchased from us, the total consideration paid to us and the average price per share paid by the existing holders of our Common Stock and the price to be paid by new investors at the public offering price.

	Shares Purchased	Total Consideration			Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders	16,809,800	94.39%	$316,894	5.63%	$0.02
Investors purchasing shares in this offering	1,000,000	5.61%	$5,310,000	94.37%	$5.31
Total	17,809,800	100.00%	$5,626,894	100.00%

SELECTED HISTORICAL FINANCIAL DATA

MOGO was formed on March 11, 2021. There are no historical financial data.

The audited financial statements as of August 31, 2021 are included beginning on page F-1. A summary is outlined below:

Results of Initial Operations as of August 31, 2021

Assets		Liabilities
Cash and Cash Equivalents	$314,644	Current Liabilities	$3,750
Stock Subscription Receivable	$6,000	Total Liabilities	$3,750
		Common Stock @ $0.0001, 16,809,800 Shares Issued and Outstanding	$1,681
		Additional Paid-In Capital	$344,143
		Accumulated Deficit	$28,930)
		Total Stockholders’ Equity	$316,894
Total Assets	$320,644	Total Liabilities and Stockholders’ Equity	$320,644

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included in this prospectus. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” above.

For the period from inception (March 11, 2021) to August 31, 2021 we did not generate any revenue and incurred expenses (including accrued expenses) of $28,930 for accounting services, legal fees and bank charges. This is the first reporting period and there are no data for prior periods.

Liquidity and Capital Resources

A summary and discussion of our cash flow for the period from inception to August 31, 2021 and from September 1, 2021 through December 31, 2021:

	Inception Through August 31, 2021 (Audited)	September 1, 2021 Through December 31, 2021 (Proforma)	Total
Opening Balance	0.00	$335.604.00
Cash Raised	$339,824.00	$6,000.00	$345,824.00
Bank Charges	$(470.00)	$(160.00)	$(630.00)
Legal Fees	0.00	$(23,500.00)	$(23,500.00)
Trademark Legal Fees	0.00	$(2,870.00)	$(2,870.00)
Auditing Fees	$(3,750.00	$(8,750.00)	$(12,500)
Underwriting Fees	0.00	$(35,000.00)	$(35,000.00)
Filing Fees	0.00	$(3,505.29)	$(3,505.29)
Total Expenses	$(4,220.00)	$(73,785.29)	$(78,005.29)
Balance	$335,604.00	$267,818.71	$267,818.71

We spent $78,005.29 in operating activities during the eight-month period from inception (March 11, 2021) to August, 2021. This mostly consisted of legal and consulting fees relating to the incorporation of the Company, and legal and underwriting fees relating to the preparation of the registration statement and prospectus.

We have not engaged in any investing activities.

We raised $345,824.00 from a private placement during the summer of 2021 from the sale of common stock at par value of $0.0001 per share to Founders and $0.03 per share to early-stage investors.

Cash Resources and Going Concern

We have no revenue-generating operations from which we can internally generate funds. To date, the Company’s ongoing operations have been financed by the sale of its equity securities by way of private placements. The Company believes that it will be able to secure additional public financings in the future, although it cannot predict the size or pricing of any such financings. This situation is unlikely to change until such time as the Company can successfully build out its business to the point where it experiences positive cash flow from operations. When acquiring technology, software and hardware, and in retention of additional employees and consultants, the Company may elect to issue restricted common shares to the purveyor, vendor, employee or consultant, in order to conserve its cash.

At August 31, 2021, we had $335,604.00 in working capital and at August 31, 2021, we had $267,818.71 in working capital. The continuing operations of MOGO are dependent upon obtaining necessary financing to meet MOGO’s commitments as they come due and to finance future development and implementation of its business.

We anticipate that the proceeds of this offering will fund our capital requirements for the next 24 months. See, “Use of Proceeds.” The Company expects that it will operate at a loss for the foreseeable future and believes the current cash and cash equivalents plus the proceeds from this offering will be sufficient for the development and implementation of its business plan to a point past breakeven, and fund its currently anticipated general and administrative costs. In any event, the Company will be required to raise additional funds, again through public or private equity financings in the future in order to continue and expand its business. Should such financing not be available in that time-frame, the Company will be required to reduce its activities.

There is significant uncertainty that the Company will be able to secure any additional financing in the current or future equity markets. See “Risk Factors.” Failure to obtain additional financing could have a material adverse effect on our financial condition and results of operation and could cast uncertainty on our ability to continue as a going concern. The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

THE BUSINESS OF MOGO

Mobile Global Esports Inc. is a newly-formed developmental stage company that is launching an esports (electronic sports) platform initially focused on esports competitions played on mobile devices by university teams and players representing universities located in India and elsewhere in South Asia. Founded in March 2021, we do not currently have significant revenues or operations.

With the esports industry experiencing rapid growth, our strategy is to license and build out a strong technology platform to enhance users’ experience and create and then expand mobile esports offerings to a wide audience in the South Asian diaspora. We also intend to introduce an updated version of our web site, www.mogoesports.com, that we believe will offer an enhanced user experience, including expanded interactive offerings. We intend to avoid the business of online gambling.

Our long-term strategy is to differentiate ourselves in the mobile esports industry by developing our own intellectual property in the form of new esports predictive gaming models, predictive consolidated data feed, and new platform and software services based on recent advances in the development of artificial intelligence.

We believe our intellectual property, once developed, combined with the exclusivities we will endeavor to secure for third-party intellectual property, will allow us to offer users expanded mobile esports offerings. We also intend to partner with other game developers to generate revenue from their access to the player base we intend to develop, through licensing arrangements in which we share in new game revenue.

The Online Esports Industry.

Esports is the competitive playing of video games by amateur and professional teams for cash and other monetary or non-monetary prizes. Esports typically takes the form of organized, multiplayer video games that include real-time strategy and competition, including virtual fights, first-person shooter and multiplayer online battle arena games. Esports are defined as competitive games of skill, timing, knowledge, experience, practice, attention and teamwork, but not games of chance or luck. Mobile esports are defined as esports that are streamed on an electronic esports platform and played by individuals or teams on mobile devices, usually smartphones.

Online esports tournament play consists of two or more people playing against each other in a game from their mobile devices or computers, where such players do not necessarily have to be playing in real time. These events can be held over the course of a day, a week or even a month and the winner will be the one with the top score or the fastest time at the conclusion of the event.

According to Statista, the global esports market revenue is estimated to be $1.08 billion in 2021 and is projected to grow to $1.62 billion by 2024. India is the fastest-growing mobile games market in the world.3

Industry analysts estimate that esports has an estimated 495 million-strong and growing global audience.4 Tournaments, ranked play and matchups encourage continuous and repeat game play as players compete to earn status, cash and virtual rewards and prizes. Creating a global community with competitive game play through an esports platform enables gamers to connect and play together, creating a community that is intended to maintain player loyalty.

During the Covid-19 lockdowns, SuperData’s Year in Review estimated that 55% of Americans played video games and the industry grew an estimated 12% year-over-year. An estimated 43% of American players now use mobile platforms. The premium segment of the games market grew an estimated 28% with releases of single-player games, including Doom Eternal and Cyberpunk 2077. Even after the return of televised sports in 2020, the major sports games, such as FIFA and NBA 2K, continued to gain players in the U.S.

The free-to-play games generated 78% of the game revenue in 2020, according to SuperData’s 2020 Digital Game Review, with purchased in-game content and paid upgrades, and Asian markets contributed 59% of those earnings. Mobile revenues for Honor of Kings and Peacekeeper Elite, both published by Tencent, each exceeded $2 billion.5

According to SuperData, Gaming Video Content (GVC) reached 1.2 billion viewers in 2020 with competitive titles, social games and brand crossovers, including Fortnite X Marvel and Among Us. Virtual Reality (VR) and Extended Reality (XR) games grew 25% with new headset technology and more affordable headset prices.

SuperData also reported, as of December 2020, the three largest selling esports games were Dota 2, League of Legends (each multiplayer online battle arena games) and Counter Strike: Global Offensive (a first-person shooter game). Other popular games include Smite, StarCraft II, Call of Duty, Heroes of the Storm, Hearthstone and Fortnite. Esports includes games which can be played by amateurs in multiplayer competitions on the Sony PlayStation, Microsoft Xbox and Nintendo Switch. Most major professional esports events and a wide range of amateur esports events are broadcast live via streaming services including twitch.tv, azubu.tv, ustream.tv, Facebook and YouTube.

Real Money Games: Skill or Chance

So-called real money esports games let players win cash. They are either games of skill or games of chance. Skill games determine the reward based on the player’s knowledge, practice, attention and experience. In games of chance, the outcome is based on luck.

Cash-based tournaments involving games of skill are not considered gambling in most U.S. states because the generally accepted definition of gambling involves three specific things: (1) the award of a prize, (2) paid-in consideration (meaning entrants pay to compete) and (3) an outcome determined on the basis of chance.

We anticipate that many of our mobile esports games will permit players and teams to play against each other with prize money distributed to the last remaining competitors as cash prices.

This is relevant because online gaming has gained significant scrutiny in India. For instance, games of chance in India are considered gambling and are expressly prohibited. Apps such as Dream11, Mobile Premier League and My11Circle, which are backed by major investors, allow fans to create their own cricket “dream teams” and win cash prizes based on how players do in real matches. Seven Indian states have amended their laws to ban such fantasy sports and other real money games. But the High Court in the Indian state of Rajasthan dismissed a plea to ban Dream11 in October 2020 and ruled that the format of an online fantasy game is a game of mere skill and is protected under the State’s Constitution.

[3]	https://www.dawn.com/news/1590486.
[4]	https://www.brighttalk.com/webcast/12339/477571/monetizing-the-esports-boom-how-to-launch-an-esports-platform.
[5]	https://www.statista.com/statistics/516754/gaming-video-content-viewer-number-global/

We intend to offer users a wide selection of video games of skill to be played online for real money to small groups and in major tournaments. Cash prizes or scholarships may be awarded to universities, university teams or individual players in the formats and platforms we promote and develop for universities. In all cases winning will be based on established multi-player games that are won or lost on the players’ abilities, quick responses, teamwork, experience and playing skills. As a result, we do not believe our mobile esports games will deemed games of chance or constitute gambling in most jurisdictions, under current laws, but laws may change and/or regulatory authorities may disagree with our conclusions. We intend to adhere to the legal guidelines in each jurisdiction where an award of cash prizes or merchandise to winning players is involved.

According to SuperData’s 2020 Year in Review, the mobile esports market represents an estimated 70% of the total esports market in South Asia, defined as the countries of India, Pakistan, Sri Lanka, Bangladesh, Nepal and Bhutan. South Asia offers an addressable market of an estimated 400 million players.

Historically, the region’s poor online infrastructure has made it difficult for players to gain broad access to the largest personal computer-oriented esports platforms, such as LoL (League of Legends), Overwatch and CS:GO (Counter Strike: Global Offensive). Now, however, there is increasing wide broadband access and lower access costs, and we believe esports players in South Asia have embraced mobile platforms since mobile esports already represents 70% of the total esports market.

University Esports.

We believe there will be strong growth in university esports in the future as a trend of university adoption of varsity and club esports programs continues. According to a report by Stream Hatchet, an esports business intelligence firm, university esports hours watched in 2020 were an estimated 1.5 million hours, and this is less than 0.1% of the total esports hours watched.

Three U.S. companies, CEX, PlayVS and CSL, have created a structure for organized university esports in the U.S. Both university varsity and club teams compete as partnered schools. Also, Riot Games created the Riot Scholastic Association of America to manage their own properties and Gaming Community Network (GCN) and Van Wagner (an advisory group representing 110 colleges) announced in March 2021 national collegiate esports tournaments across multiple games. In April 2021, Collegiate Sports Management Group announced its first national collegiate championship with 48 teams from 40 schools.

There are 175 colleges and universities in the U.S. that are members of the National Association of Collegiate Esports (NACE) with varsity-level esports programs. In the U.K., 14 universities and 7 colleges are offering BTEC esports degree programs, according to the British Esports Association. Globally, The Global Sport Institute at Arizona State University estimates perhaps as many as 200 more universities sponsor varsity esports programs of some kind, but this underestimates the real number since there are already 51 Indian universities who have committed to sending teams to SII’s virtual esports events.

OUR MARKET IN INDIA

India is the largest English-speaking country in the world, Asia’s third largest economy and currently accounts for only 2.7% of global consumption. Growth rate projections for the next 30 years place India as the third-largest economy behind China and the US. In terms of Purchasing Power Parity (PPP), China should overtake the US to become the largest economy, but India is estimated to overtake China by 2050, according to the Indian business magazine, Business Today.

This growth is driven by an increase in disposable income, changes in demographics as cities attract more people from the rural areas and the rural areas develop economically, the entry of foreign investors, the liberalization of foreign investment policies and the government’s concerns about India’s global competitiveness. India offers global investors a rapidly-expanding middle class of enthusiastic consumers, an improving infrastructure and a young, well-educated, motivated labor force.

The growth of the digital infrastructure has eliminated many of the barriers to esports participation. It is estimated the number of smartphone users in India is now 845 million with the introduction of low-cost telephones with many features, reduced access fees and wider geographic coverage. India surpassed the U.S. in 2019 to become the second-largest smartphone market, according to Statista. The number of internet users reached 565 million in 2020.

The Indian esports industry is fragmented and in its early stages of development. Its explosive growth has attracted over 250 game development companies and created competing platforms. The leading platform, Nazara, has only a 13.9% share of the esports company revenues in FY2019, according to Esports in India’s Market Landscape Report 2020, published by Inc42Plus. The Mobile Esports Market in India can be considered a potentially large and as yet mostly undeveloped subset of India’s esports Industry

There are three types of esports games played in India. The real money games charge entry fees from players and depend on these fees for revenue. Both Indian-developed games and foreign games are available in this category, and they include poker, slots and jackpot games.

The second category includes casual games which have a wide audience and depend on advertising revenue. Again, both Indian-developed games and foreign games are available, and these games include Teen Patti (“Three Cards” in English, a gambling card game) and Minecraft.

The third type is the organized, multi-player video games that may be played with teams. Indian developers have not yet contributed any esports games in this category. It is in this category that MOGO will initiate operations by organizing university events to be played on mobile cell phones.

The demographics of the Indian university students (educated, proficient in technology and social media, often middle class or sufficiently affluent to afford mobile phones, data consumption charges and game subscriptions, and are 18-24 years old) are an almost-exact profile of the primary esports players in other markets.

OUR MARKETING PLAN

The rapid growth of esports and mobile applications in India creates an opportunity for us to launch and grow our business. Initially, we plan to license and utilize existing technology platforms, thereby avoiding the expense and risk of developing our own technology. Our principal revenue sources are expected to include sponsorships, registration fees, advertising and merchandise that includes our trademarks and the logos and other trademarks of university teams that compete on our platforms. (See Material Contracts for a discussion of licensing rights we have obtained with respect to SII’s universities, limitations on those rights, and the division of fees and revenues under the License Agreement.)

Our strategy is to differentiate our Company as the go-to platform for university esports enthusiasts and to create exciting events for large audiences with state-of-the-art video coverage and interactive options for players and fans in South Asia and the Indian diaspora. We also plan to create revenue from project content, merchandising and licensing of brand elements, name and likeness rights and similar rights. (Merchandising rights associated with the SII universities is retained by SII under our License Agreement with SII.)

The esports events include the following:

●	Open tournaments to create awareness;

●	Intra-university tournaments;

●	Rivalry inter-university tournaments;

●	Conference and divisional championship tournaments; and

●	National university championships.

We also plan to position MOGO as one of the primary channels for game development companies to launch new mobile esports games, with the expectation we can negotiate sharing arrangements covering new game revenue streams with these companies in exchange for their access to our players.

We do not currently conduct any significant marketing activities. Once we have updated our website and apps, we intend to pursue an affiliate marketing program focused on professional esports teams and individual social media influencers. As part of our efforts to market our mobile esports platform, tournaments, and activities, we will attempt to enter into affiliate marketing agreements with additional university esports teams, professional esports teams and other influential individuals and groups within the esports community.

If we contract with affiliate marketing partners, they will likely be paid fees based on the net player profits that the affiliate partners generate through their client base or fan base, depending upon the system they employ. Instead of directly incurring significant costs related to online advertising, which must be paid in advance, this system allows us to spend fewer resources on advertising directly because our affiliate partners market to their client or fan bases for us.

Our first-mover advantages in the university segment of the esports market in India are significant. There have been 19 virtual events co-branded by MOGO and SII with 138 Indian university teams (including women’s teams. Some universities have multiple teams).

HOW WE WILL GENERATE REVENUES

The revenue stream for esports includes naming and media rights, in-app purchases (including branded merchandise), pay-per-download, subscriptions, in-app advertisements, incentive-based advertising, event advertising and sponsorships, event admission fees, team entry fees, ticket fees for streamed events (pay-per-download), game and hardware manufacturers’ sponsorship and revenue from streaming (advertising, sponsorships and subscriptions).

Of these segments, media rights are currently growing faster than the other segments in the esports market. Sponsorships and advertising account for most of the traditional revenues. Manufacturers of gaming equipment and accessories are usually the largest source of the sponsorship revenue, and sponsorship has been a long-term recurring revenue stream for many esports companies. Globally, broadcast and streaming revenue is still relatively underdeveloped as broadcasters look for esports content with the widest demographic appeal. ESPN, Disney and ABC are involved in television broadcasts of the esports events, and Twitch, YouTube and Facebook have become important streaming platforms. Sports Industry of India has streamed esports events on YouTube and Facebook. In June and September 2021 MOGO-ESI-EUSAI jointly-promoted esports events were streamed live on ESI’s Facebook channel, ESILive, and on the Company’s social media app, ESI Sports. Future revenue from streaming can be generated by naming rights, sponsorships, advertising, app subscriptions and merchandise sales that are coordinated with the events.

Initially, we expect to generate revenues from registration fees, admission fees to venues, sponsorships, advertising, license fees for content, and from shared royalties from the sale of MOGO event-specific merchandise. As we build brands, we plan to generate revenue by licensing the use of Brand Elements, name and likeness rights and similar rights in our games and in players.

We plan to collect a tournament fee from each player in our tournaments, and from these funds cash prizes will be paid. We will also pay tournament expenses out of these funds and will collect a tournament sponsor’s fee paid to our Company (sponsor’s fees are typically 10% of total tournament entry fees).

We intend to offer users a wide selection of video games of skill to be played online for real money to small groups and in major tournaments. The tournament platform will also serve as a tool to help us determine which markets deliver the largest number of esports players. We believe using the tournament platform to penetrate the university market will allow us to grow our brand within the esports community and lead to lower customer-acquisition costs for our expanded social media platforms.

We envision our event participants will be an important part of our business. MOGO’s gamers will be educated, affluent and dedicated to mastering esports. It is for this reason MOGO believes that gamers are an attractive audience for game development companies that are looking for a large, organized and focused user group to serve as an easily-delivered market for launching new games and revenue-generating game enhancements. Many new games are offered as free-play, and the game development companies earn most of their revenue from additional downloadable content and game upgrades.

Management believes that MOGO will be able to promote and encourage game companies to introduce games and enhancements at MOGO events and use the Company’s built-in user group both as a media lab and as a vibrant market for new products and enhancements. This may give MOGO an opportunity to share in some of the game development company revenue as a licensee or collaborator.

We also plan to expand into new geographic markets as capital is available and opportunities present themselves.

COMPETITION

Given that we will operate in the entertainment and on-line esports industries, we consider any type of discretionary leisure and entertainment provider to be a competitor with respect to the consumers’ time and disposable income.

The Indian esports industry is fragmented and in its early stages of development, but it is becoming increasingly competitive. There are 32 esports companies operating in India. Its explosive growth has attracted over 250 game development companies and created competing platforms. The leading platform, Nazara Technologies, has only a 13.9% share of the esports company revenues in FY2019, but by FY2021, revenues increased 84% to $61 million. In the online esports gaming space, (excluding online gambling), our competitors are UCypher, an esports league, Newgen Gaming/Penta Esports, Gaming Monk, WinZO and Gamerji. Gamerji has conducted more than 6,000 esports tournaments, with 150,000 new users per month during the Covid lockdown, according to Inc42, an analytical firm that covers the startup ecosystem in India.

Krafton, a South Korean gaming company, launched Battlegrounds Mobile India (BGMI) in July 2021. Promoted as an exclusive new battle royale game for fans in India, it is little more than a modified version of PUBG, which had been banned in India a year ago after clashes between Indian and Chinese troops along the common border one year ago. China moved PUBG to a Korean subsidiary to bypass the Indian restrictions, and it has already drawn 34 million players and is the top-ranked free game on the Google Play Store, according to VCCircle.

With relatively low barriers to entry, new competitors may easily enter the esports video game tournament segment on which we are focused. The competitors may offer an equivalent or superior product to that of the Company. We expect the number of companies offering products and services in our market segment to increase. Most of our current competitors have far greater resources than we have.

SII, which has assisted us in our organization and has licensed to us certain commercialization rights associated with approximately 73 universities in India. But under this license of rights, SII reserves sole power to interface exclusively with participating universities. SII has also specifically reserved all esports rights associated with India-Pakistan esport games and rivalries. Nothing precludes SII from establishing its own esports business and competing with MOGO. It is possible SII could become a significant competitor for us in the mobile esports markets in South Asia in the future.

Our Competitive Strengths.

We believe the following differentiates us from our competitors:

●	We are focused initially on university mobile esports in India, a market segment that has not been previously commercialized.

●	We have obtained a license to certain rights to promote and commercialize university esports programs in association with approximately 73 leading universities in India.

●	We have a management team with some experienced in university sports in India. This team introduced and organized the first competitive university esports events in India.

TECHNOLOGY AND SERVICES REQUIRED

To implement its business plan, MOGO intends to license the rights to one or more established games or esports gaming platforms, social media applications and compression technology. $1.8 million has been budgeted for these expenses in the first two years of operations. MOGO also intends to enter into one or more licensing arrangements to support streaming and other methods for play and exhibition of its games. To date, MOGO has engaged in preliminary discussions with a range of potential licensors and licensees and has negotiated preliminary potential terms with certain technology providers. Though the commercial arrangements MOGO seeks are generally available and MOGO believes the proceeds of this Offering will be sufficient for its commencement of commercial services, there can be no assurance as to the financial terms of these arrangements or the aggregate impact on MOGO’s capital requirements, margins or profitability.

MOGO’s Plan for the Technical Challenges in India.

To address the technical challenges in India that include poor connectivity and uneven bandwidth and platform performance for esports games, MOGO has entered into a software licensing and management agreement with Artemis Avenue, LLC (“ART”) for its ZuCasa video platform and access to the underlying EVE transcoding process. ART is a Delaware company with well-established capabilities in developing and delivering video content, social media, e-commerce and online engagement.

An important component of the agreement is that the ART technical team will function as MOGO’s CTOs.  Their experience in entertainment and technology with companies such as Samsung, SiriusXM, China Telecom, Siemens, Intel and Tata provide MOGO with experience and expertise in a critical area of the Company’s market development.  Their biographical data are included in the “Senior Advisors” section.

ZuCasa’s API/SDK suite includes the proprietary EVE transcoding software, which reduces video file size by roughly two-thirds, providing MOGO with a distinct market advantage for bandwidth restricted areas, as well as reducing costs significantly for the streaming and storage of its content.  This is a critical factor in India where bandwidth can be insufficient for high-speed video gaming.

The EVE proprietary compression engine delivers a video stream that is equal to or better than any commercial streaming company while using only one-half to one-third of the bandwidth.

For comparison, a Netflix 1080p stream is between 4-6Mbps, almost double that needed by ZuCasa’s streams. ZuCasa is also codec agnostic,6 therefore, its proprietary encode works on standard or non-standard codec such as AVC (h.264) HEVC (h.265), VP8, VP9 & AVI.

The decode is based on standards that avoid any requirements to address adoption. Not only does the compression ease the server-side demands, allowing existing infrastructure to carry up to three times the amount of traffic but, it does the same on the client-side, reducing battery and bandwidth needs, and this can be a game-changer for players using a mobile phone.

ZuCasa’s backend consists of web-sockets, user and room services that were tailor-built from the bottom up to serve ZuCasa’s video ecosystem, with the ability to “braid” streams together so additional participants do not increase bandwidth demands, and this represents a significant advantage. On other video platforms, for example, each additional participant adds several Mbps of bandwidth needs, increasing the chance of frozen video or dropped audio with each new stream. The ZuCasa platform streams cap out at about 3-4Mbps, so connectivity will be far stronger, even over cellular networks.

[6]	Codec stands for “coder/decoder.” It is a tool for making video files smaller by compressing them using mathematical algorithms to discard data that is not important.

INTELLECTUAL PROPERTY

MOGO is an entertainment company, not a technology company, and any technology required to stream, promote and enhance our business will be licensed or purchased from third parties, at least initially. In the event we develop technology in the future, this technology will be patented.

The trade secrets, copyrights and trademarks of the Company’s business, such as user lists, logos, names of events and other designs and images are or will be registered and defended as appropriate. India is a common law country that follows not only the codified law, but also common law principles, and as such provides for infringement as well as passing off actions against violation of trademarks. India also recognizes the concept of a “well-known trademark” and the “principle of trans-border reputation,” so we believe that the legal structure in India will support the Company’s initiatives.

RESEARCH AND DEVELOPMENT

MOGO has not initiated any R&D. In the future, there is an opportunity to enhance the players’ personalized game experience through augmented reality (AR) and virtual reality (VR), and we will follow developments in these areas closely. These are areas in which the Company will license the technology, but the MOGO players may provide an attractive media lab for AR and VR development companies. If this is the case, the Company may be able to share the financial benefits.

In order to effectively penetrate regional markets, we intend to translate our websites and apps into several additional languages (Sinhala and Tamil in Sri Lanka and Nepali, for example) and offer customer service and technical support in the local language of key markets, as funds are available to do so. India alone, for instance, has 22 scheduled languages with official status, and although English is widely spoken, regional languages such as Bengali, Punjabi, Tamil, Telugu and Marathi are widely spoken.

The Company is also discussing with ZuCasa its capacity to offer multi-lingual feeds for events.

EMPLOYEES

As of November 30, 2021, we did not have any full-time employees, and retained 18 unpaid consultants and contributors on a part-time basis. Once sufficient funding is in place, we plan to have 5 salaried employees in finance, control and reporting in the U.S. and 11 in India. The Indian team is planned to grow to 19 as the business develops in the first several years. It is likely that the ramp-up of headcount will accelerate as we focus on gaining market share, cash flow increases, and the dynamics of the esports business continue to change. Key personnel are esports and technology specialists and university relationship managers.

FACILITIES

Our corporate offices are in located in a leased facility in San Clemente, California, where we share office space with SII and do not pay rent. Alternative facilities are readily available at favorable rates. We do not use the facility to house our employees and consultants, as our employees and consultants work remotely. We believe our facilities are sufficient to meet our current needs and that suitable space will be available as and when needed. We do not own any real property.

A dedicated office in India will be opened once sufficient funding is available and the Covid restrictions are lifted.

GOVERNMENT REGULATION

We are subject to various U.S. and foreign laws and regulations that affect our ability to organize and operate our planned mobile esports business. These laws and regulations, particularly in foreign markets, are often subject to extensive and evolving regulations that could change based on political and social norms and/or that could be interpreted in ways that could negatively impact our business.

We will be subject to existing laws and regulations and likely new laws and regulations that address user privacy, pricing, online content regulation, taxation, information security, and the characteristics and quality of online products and services.

We will have to comply with various Indian and international sales, use, occupancy, value-added and other tax laws, rules and regulations to our services and products, as in place in each jurisdiction, and as interpreted by the applicable taxing authorities.

We will have to comply with the Foreign Corrupt Practices Act (the “FCPA”) and other anti-corruption laws which generally prohibit U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. Violations of the FCPA and other anti-corruption laws can result in severe criminal and civil sanctions and other penalties.

We also expect to deal with significant amounts electronic financial transactions in our operations and will be subject to various reporting and anti-money laundering regulations.

We may also be subject to laws and regulations directed toward the gambling industry in general and specifically to online gambling.

In order to establish and grow our business, we will adhere to the government laws and regulations and recognized licenses that are required.

LEGAL PROCEEDINGS

The Company is not aware of any current material legal proceedings outstanding, threatened or pending as of the date hereof by or against the Company.

MATERIAL AGREEMENTS

This summary is qualified in its entirety by the terms of the complete agreements described herein, copies of which are attached as exhibits to the Registration Statement of which this prospectus is a part. If there is any inconsistency between this summary and the Agreements, the actual executed Agreements will control.

The SII-MOGO Founders Agreement and Supplement Agreement

MOGO entered into a Founders Agreement (“Founders Agreement”) dated as of July 1, 2021 with Sports Industry of India, Inc. (“SII”), and a Supplement to Founders Agreement (“Supplement”) dated as of October 15, 2021 with SII and two subsidiaries of SII, EliteUniversal Sports Alliance India Private Limited, (“EUSAI”) and ESI Sports India Private Limited (“ESI”). (SII, EUSAI and ESA sometimes are collectively referred to as “Licensor.”) The center of the Supplement is a license to MOGO of certain esports rights held by Licensor that have been granted to Licensor or under discussion, by approximately 73 Indian universities.  In consideration for such license, gross receipts from such licensed rights will be allocated as follows: after retainment by MOGO (first) of an amount equal to its deductible costs and reimbursement (second) to SII of an amount equal to Licensor’s reimbursable costs, the balance (“Modified Gross”) will be allocated 80% to MOGO and 20% to SII.

Set forth below is a summary of certain terms in the Founder’s Agreement and Supplement.    Capitalized terms below that are not previously defined have the meanings set forth at the end of this summary.

Pursuant to the Founders Agreement, MOGO issued 2,650,000 restricted common shares of MOGO to SII in consideration for the amounts expended by SII to develop and form MOGO, including the expense of certain consulting services as described below, the waivers and license of intellectual property rights contained in the Founders Agreement, the grant of certain first negotiation and refusal rights, and the additional price of one dollar.

As partial consideration to MOGO for the issuance of the restricted shares to SII, SII agreed to provide consulting services to MOGO from March 11, 2021 through December 31, 2022 (and thereafter until the first to occur of June 30, 2023 or the date on which MOGO receives gross proceeds from financings since its formation of at least $5,000,000), with respect to: (i) esports opportunities in the Territory (defined as India, Pakistan, Nepal, Sir Lanka, Bangladesh and Bhutan); (ii) global esports opportunities with universities; (iii) global esports opportunities with the diaspora of individuals born in the Territory and their descendants; (iv) how to organize, manage and promote esports tournaments and other esports events; (iv) sponsorship, production and branding opportunities in the Territory; (v) MOGO’s administrative, corporate and organizational development; (vi) introductions to licensed investment bankers, auditors, counsel and other professionals, including government officials and administrators in the education and sports associations; and (vii) introductions to individuals and companies that could assist MOGO to implement its business plan. SII may provide similar services to others.

In addition, provided MOGO complies with the Founders Agreement and secures any necessary financing, SII granted the following first negotiation rights to MOGO:

1. Until June 30, 2023, in each instance in which SII seeks to organize individual esports games or a discrete esports tournament with universities in the Territory, SII will negotiate first with MOGO to act as SII’s principal licensee, co-venturer or service provider with respect to organizing the foregoing, seeking sponsors, providing all required technology and otherwise licensing and distributing program content created in connection therewith, prior to entering into negotiations with any other MOGO to do the foregoing. This right does not pertain to “Excluded Games,” which are defined as games or tournaments that: (i) would be transmitted or streamed by brand-name networks, such as Sony Ten, NEO Sports, ESPN, DSport, DDSports, Star Sports, Fox Sports, Netflix, youtube.com, twitch.com or other identifiable linear or streaming networks, and/or (ii) primarily involve competition between Pakistani and Indian teams.

2. With respect to a potentially broad, long-term collaboration to develop and monetize esports involving athletes, universities in the Territory and rights pertaining to esports granted by the Association of Indian Universities (“AIU”) and universities located in India to SII, commencing promptly after MOGO secures financing of at least $3,500,000 and thereafter for a period of at least 90 days, SII and MOGO shall engage in exclusive negotiations with respect to SII selecting MOGO to be its principal licensee, co-venturer or service provider with respect to SII’s monetization of the foregoing rights, provided that if MOGO does not secure financing of at least $3,500,000 by December 31, 2022, SII shall have no further obligation with respect to the foregoing.

With respect to any individual game or tournament for which SII and MOGO do not reach an agreement pursuant to MOGO’s first negotiation rights, provided MOGO secures any necessary financing with respect thereto, SII will not accept an offer from a third party to provide the services MOGO offered to provide if the terms thereof are less favorable to SII than MOGO’s last written offer without first giving to MOGO a right of refusal. This refusal right will expire on September 30, 2023, and does not pertain to Excluded Games.

The Founders Agreement imposes certain restrictions on MOGO. MOGO may not directly or indirectly engage in communications or other conduct that interferes in the rights of SII or its subsidiaries under its agreements with AIU or universities in the Territory. In addition, until the second to occur of the completion of any games or tournaments undertaken by MOGO pursuant to the Founders Agreement or December 31, 2023, MOGO will not, except on behalf of, at the request of, or with the approval of SII: (i) employ or solicit the employment of any person who is then, or has been within six months prior thereto, an employee of, or advisor to, SII or its subsidiaries, or (ii) do any act or thing to cause, bring about, or induce any interference with, disturbance to, or interruption of any of the then-existing relationships of SII or its subsidiaries with any vendor, customer, client, partner, employee, licensee, licensor, consultant or supplier to SII or its subsidiaries.

The Founders Agreement contains a general release of claims by both MOGO and SII of certain specified persons who were involved in business arrangements between MOGO and SII.

The Supplement subsequently was entered into by MOGO and Licensor in accordance with the grant of first negotiation rights provided in the Founders Agreement. Pursuant to the Supplement, Licensor granted to MOGO, with respect to Participating Universities, to the extent Licensor has or acquires such rights from Participating Universities and/or the AIU, subject to certain exceptions and limitations in the Supplement: (i) during the Term, (A) the exclusive, worldwide right and license to develop, produce, film or otherwise record, produce, finance, manufacture, license, distribute, advertise and promote esports tournaments and games and television (including all forms of technology by which end users can hear audio and/or see visuals with or without a display device) content based on or incorporating MOGO Games and (B) solely with respect to MOGO Products and licensing, distribution, advertising and promotion of MOGO Products, the worldwide non-exclusive right to use Team Logos and Name and Likeness rights, including the right to provide hosts and commentators with respect thereto; (ii) during and after the Term in perpetuity, the exclusive right to create derivations, compilations remakes, translations and the like with respect to MOGO Content created during the Term; (iii) during and after the Term in perpetuity, the exclusive, worldwide right and license to license, distribute, advertise and promote MOGO Products and to exercise Sponsorship Rights with respect thereto; and (iv) during and after the Term, the non-exclusive right to use Team Logos, Names and Likeness for athletes who participate in the project to promote MOGO merchandise manufactured during the term and solely for corporate activities for which there are is no charge to users, in MOGO corporate websites, social media, investor relations and similar corporate activities of MOGO to promote MOGO. Each initial use of Team Logos and Name and Likeness is subject to Licensor’s approval.

MOGO’s rights to use Team Logos and Name and Likeness rights is subject to Licensor having or obtaining the right to grant such rights to MOGO. The rights granted to MOGO do not include competitions between Pakistani teams and Indian teams. Nothing in the Supplement prohibits Licensor from using, licensing or granting online rights, gaming rights or similar rights pertaining to Esports Games transmitted or streamed by brand-name networks or virtual play on a live or delayed basis of sports events organized by or for Participating Universities or Licensor with avatars representing the athletes who play in such events.

As between the parties: (i) Licensor owns all Team Logos and Name and Likeness rights; (ii) Licensor owns all rights pertaining to MOGO Content it creates and MOGO Merchandise, subject to MOGO’s ownership of its intellectual property rights used therein; (iii) MOGO owns all technology, templates and creative formats and methods it creates; (iv) subject to Licensor’s ownership of Team Logos and Names and Likeness rights, MOGO owns the intellectual property rights in MOGO Content; and (iii) Licensor reserves all rights to license, manufacture and distribute Merchandise that includes Team Logos and Name and Likeness. MOGO may exercise Sponsorship Rights with respect to MOGO Products. Sponsorship Rights with respect to Merchandise, including MOGO Merchandise, are reserved by Licensor.

MOGO will pay or retain amounts equal to its gross receipts in the following order on a continuing, cumulative basis:

●	First, MOGO will retain all gross receipts until such amount is equal to its deductible costs (as specified in the Supplement).

●	Next, MOGO will pay to SII an amount equal to all further gross receipts until such amount is equal to all of Licensor’s reimbursable costs (as specified in the Supplement).

●	The balance will be allocated 80% to MOGO and 20% to SII.

The amounts payable to SII above are referred to as the “Licensor Participation.”

In addition, SII agrees to pay MOGO a Merchandise royalty equal to one-third (1/3) of Merchandise Proceeds (as defined) received from sales of MOGO Merchandise after a deduction of specified costs.

Licensor has obligations to account to AIU and Participating Universities for a percentage of its profits related to its collaboration with such Participating Universities. If one or more of AIU or Participating Universities become entitled as a result of a judgment, order, award or settlement to a participation computed on a basis that exceeds Licensor’s actual receipts from MOGO under the Supplement, MOGO will reimburse Licensor 50% of such amount until such reimbursement equals 20% of the Licensor Participation received for the shorter of the period of the dispute or the prior three years.

Pursuant to the Supplement, the parties have agreed to promote and grow awareness of the Project, Team Logos and participating persons; and to develop and administer scholarship and support programs for the Participating Universities and seek proper venues. Licensor will cooperate with MOGO to provide merchandise and Brand Elements for display. MOGO shall pay for the purchase price of such items at a 30% discount to established prices, as well as freight and storage thereof. MOGO may sell such Merchandise on site and online and may retain the retailer’s profit for doing so, without any obligation to account to Licensor. If Participating Universities do not provide or pay for venues and related facilities, the parties will cooperate to identify alternatives.

The Supplement provides that, except as otherwise expressly provided or authorized by Licensor, Licensor, at Licensor’s expense, will be the sole liaison between MOGO Group and the Project, on the one hand, and participating persons and government, sports and non-profit organizations pertaining to participating persons, including AIU and the Sports Authority of India, on the other. As between the parties, Licensor has the lead responsibility for arranging the venues for games and lodging and transportation within the Territory for the participation of participating University athletes in tournaments that occur in the Territory.

At Licensor’s expense, Licensor shall endeavor to increase the number of Participating Universities and to obtain the participation of Participating University teams and Athletes in MOGO Games and promotional events arranged by MOGO and to obtain cooperation and support of participating persons with respect to the Project. Licensor is not liable if despite endeavoring to do so, it is unable to do all or any of the foregoing. As between the Parties, Licensor is responsible for arranging lodging and transportation within the Territory for the participation of Athletes from Participating Universities located in the Territory in MOGO Games that occur in the Territory.

Except as otherwise provided in the Supplement, MOGO is solely responsible for executing the business plan, including creating, producing, recording, Licensing and Distribution of MOGO Games, MOGO Content and for all advertising, promotion and other activities related to the development, execution, marketing and success of the Project.

For purposes of the Supplement:

“Athlete” means an individual who plays Esports on behalf of a Participating University or Participating University team, or who is a manager or coach for the foregoing individuals or a Participating University team.

“Esports” means a form of competition using video games.

“Esports Game” means any type of Esports game or similar event, whether physical, virtual or both, that includes players, Team Logos and/or Name and Likeness rights for which AIU or Participating Universities have granted Licenses or other rights to SII Group. Games may include competitive play, demonstration events and other forms of play. Esports Games do not include inter-collegiate play between Pakistani and Indian teams or players representing Participating Universities.

“Merchandise” means (i) tangible, intangible and virtual products, goods and services, including products such as clothing, accessories, furniture, games, including online, mobile, social and wagering games of chance, skill or otherwise, and whether digital, virtual reality, board games, toys, dolls, souvenirs, art, or otherwise; social media; sporting equipment and other goods and services; (ii) endorsements of the foregoing or otherwise; and (iii) branding, co-branding, and trademark use related thereto; but (iv) excluding MOGO Games and other live MOGO Esports events that are part of the Project, and MOGO Content.

“MOGO Content” means any live or recorded audio, visual, digital, analog, printed or other content recorded or created by MOGO or Licensor, or at their direction, that incorporates MOGO Games, Participating Persons, Team Logos and/or Name and Likeness for Athletes who participate in the Project, or otherwise uses rights licensed to MOGO pursuant to the Supplement. In addition to all other requirements, MOGO Content must pertain to the Esports rights licensed pursuant to the Supplement.

“MOGO Game” means an Esports Game undertaken by or on behalf of, or in cooperation with, MOGO that includes participating persons, Team Logos and/or Name and Likeness for Athletes who participate in the Project, or otherwise uses rights licensed by Licensor or Athletes to MOGO hereunder. MOGO Games may include competitive play, demonstration events and other forms of play and may include Athletes playing as part of a Participating University team, and/or individually representing a Participating University, or otherwise by utilizing rights licensed from a participating person. A MOGO Game may include players who do not represent a Participating University. In addition to all other requirements, a MOGO Game must pertain to the Esports rights licensed pursuant to the Supplement.

“MOGO Merchandise” means Merchandise that recognizably includes, whether by name, as part of its advertising and/or promotion, or as the product, part of the product, embedded in the product, included in the design elements of the product, endorsing the product, good or service, or otherwise, imagery of MOGO, MOGO Games and/or MOGO Content. In addition to all other requirements, MOGO Merchandise must pertain to the Esports rights licensed pursuant to the Supplement.

“MOGO Product” means any MOGO Game or MOGO Content. MOGO Merchandise is not a MOGO Product.

“Name and Likeness” means an Athlete’s name, sobriquet, photographs, caricatures, pseudonyms, actual or simulated likeness, voice, signature, biography and derivations thereof and all logos, trademarks, copyrights, trade names and other intellectual property rights associated with the Athlete’s name, voice, signature, likeness, or any of them.

“Participating Person” means a Participating University, an Athlete, and any student, faculty member, other employees, alumni or fans of a Participating University in that capacity, rather than in their capacities as members of the general public.

“Participating University” means a college or university located in the Territory during the period that college or university has an agreement with Licensor that Licenses or grants to Licensor rights with respect to all or any of Esports, Team Logos, Name and Likeness rights or Sponsorship Rights.

“Project” means the Parties’ efforts pursuant to the Supplement relating to MOGO Products and MOGO Merchandise.

“Sponsorship Rights” means the right to seek and secure revenues for or related to MOGO Products or MOGO Merchandise from advertisers, marketing partners, promotion partners, cross-promotion partners, endorsements, Name and Likeness rights, regardless of the format or form in which the foregoing is delivered and whether now know or hereafter devised and regardless of whether the foregoing appears in, adjacent to, or separate from MOGO Products or MOGO Merchandise.

“Team Logos” means the audio and/or visual name(s), web address/URLs, logo(s), mascot(s), designs, social media platforms and similar designs and elements now known or hereafter created associated with a Participating University and/or its sport program or teams.

“Term” of the Supplement commenced on September 1, 2021 and will continue until August 31, 2024, provided that: (i) if MOGO does not secure funding of at least $3,500,000 by June 30, 2022, either party may terminate the Term by notice to the other, effective ninety (90) days after the notice; and (ii) if MOGO secures funding of at least $3,500,000 during the Term and prior to date on which either party has sent a termination notice for any reason, then either party may send a notice to the other party, extending the Term to the date five (5) years after MOGO secures such $3,500,000. The Term also may be terminated by mutual agreement of the parties or by either party on prior notice of 30 days if the other party breaches a material provision of the Supplement and fails to cure that breach within 60 days after receipt of a cure notice that describes the breach in reasonable detail.

The foregoing description of the Founders Agreement and Supplement does not purport to be complete. For further information, please refer to the copies of the Founders Agreement and Supplement included as Exhibits to the registration statement of which this prospectus is a part. The representations and warranties contained in the Founders Agreement and the Supplement were made solely for the benefit of the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you.

The following table summarizes how the esports revenue will be split between MOGO and SII:

REVENUE TYPE	MOGO	SII	NOTES
Revenues from Indian-Pakistani university events	Excluded	Reserved by SII

Revenues from esports events carried on major platforms (i.e., youtube.com)	Excluded	Reserved by SII

Gross receipts from the commercialization of university esports, all sources, except as limited below	First, MOGO recoups its related costs, including an overhead allowance on certain costs Thereafter, MOGO allocates the balance 80% to MOGO and 20% to SII	Next, MOGO reimburses certain SII costs	MOGO is responsible for all esports activities, except merchandising, and collects all related revenues.

Naming, media rights	Subject to gross receipts split above	Subject to gross receipts split above

Game/hardware manufacturers sponsorship	Subject to gross receipts split above	Subject to gross receipts split above

In-app purchases	Subject to gross receipts split above	Subject to gross receipts split above

In-app advertising	Subject to gross receipts split above	Subject to gross receipts split above

Pay-per-download	Subject to gross receipts split above	Subject to gross receipts split above

Subscriptions	Subject to gross receipts split above	Subject to gross receipts split above

Incentive-based ads	Subject to gross receipts split above	Subject to gross receipts split above

Event advertising	Subject to gross receipts split above	Subject to gross receipts split above

Event sponsorships	Subject to gross receipts split above	Subject to gross receipts split above

Event admission fees	Subject to gross receipts split above	Subject to gross receipts split above

Team entry fees	Subject to gross receipts split above	Subject to gross receipts split above

Ticket fees for streamed events	Subject to gross receipts split above	Subject to gross receipts split above

Streaming advertising, sponsorships and subscriptions	Subject to gross receipts split above	Subject to gross receipts split above

MOGO event merchandise not university branded, sold by MOGO	MOGO retains 100% of profits	SII is responsible for merchandising and collects all merchandising revenues	This is merchandise that does not carry university logos, names or likenesses

MOGO event merchandise not university branded, sold by SII	1/3 royalty proceeds after specified costs paid to MOGO	SII is responsible for merchandising and collects all merchandising revenues	This is merchandise that does not carry university logos, names or likenesses

SII Merchandise university branded, sold by MOGO	MOGO buys from SII at retail, less 30% discount, and, plus freight/storage. MOGO retains profits	SII is responsible for merchandising and collects all merchandising revenues	This is university logo merchandise. SII retains ownership of Logos, Names and Likenesses, and sole right to produce.

Retention of Mr. Butler, Mr. Rennert and Ms. Chang as Consulting Managing Directors of Technology for MOGO

On October 21, 2021, MOGO entered into a binding agreement, entitled Memorandum of Understanding, whereby it retained the team of Gregory Butler, Anthony Rennert and Martha Chang (hereinafter the “Team”) as consultants, to act as its Managing Directors of Technology for MOGO.

The Team is charged with advising MOGO on developing, establishing, operating, commercializing, marketing, promoting, and expanding MOGO’s esports business with an aim to commercialize esports tournaments, esports sponsorships, esports advertising revenues, esports merchandise revenues, esports broadcast revenues, esports video revenues, esports game development and marketing and distribution revenues, and all other manner of esports revenue streams for the benefit of MOGO.

The tasks and services to be accomplished under the direction of the CTO Team include design of product and services offerings and features, budgets, timelines, real time assessment of the marketplace, competition, tech and user trends and direction on customer habits across social and gaming media, and methods, strategies and approaches to capture and retain customers and users and new emerging trends in marketing and closing new customers and users.

Initial consideration paid under this Agreement consists of the issuance of 1,000,000 Warrants to acquire Common stock of MOGO at an exercise price of $1.00 per share, exercisable on or before December 15, 2026. 250,000 of these warrants have been issued to the Team and declared vested immediately, in exchange for execution of the Consulting Agreement and for 2021 services rendered. The balance of 750,000 warrants are unvested at this date and have provisions making the vesting contingent on the Team’s performance in meeting goals and milestones set quarterly by MOGO.

Specifically, MOGO will consult with the Team and reach agreement on Team goals and milestones at the beginning of each calendar quarter for the balance of the quarter, beginning December 1, 2022. Out of the 750,000 unvested warrants, 62,500 warrants will vest at the end of each quarter, beginning with the quarter ending March 31.2022, provided in MOGO’s judgement the Team has made satisfactory progress over the course of the quarter in meeting set goals and milestones. Warrants not vested on their designated end of quarter vesting date expire.

MOGO and the Team will negotiate a mutually agreeable compensation package as additional compensation in early 2022, based on time, effort and progress. The Team will also be eligible to receive bonuses on business developments deals the Team is instrumental in originating.

Either party may terminate the Agreement at the end of any calendar quarter, in which event any unvested warrants will expire, and outstanding vested warrants will also expire if not excised within 30 days after termination of the Agreement.

The Agreement is tied to and automatically terminates upon the termination of a separate agreement with Artemis Ave, LLC, the team’s separately owned software development and licensing company. (See below)

Licensing Software Agreement with Artemis Avenue, LLC

On December 13, 2021, MOGO entered into a software licensing agreement with Artemis Ave, LLC, a software development and licensing company owned by the Team referenced above. Artemis has developed the software for a live esports platform. The Software Agreement grants to MOGO a non-exclusive, non-transferable license to use the Artemis gaming software. The software agreement calls for a $50,000 payment as a security deposit upon beginning use of the software, and a provision for equal sharing of savings Artemis provides to MOGO as compared to costs charged by other commercially available solutions. MOGO will pay all third-party vendors for services provided, such as cloud services, hosting services and software subscriptions.

MOGO Core Platform Agreement with Artemis Avenue, LLC

In a second agreement, entitled Memorandum of Understanding, (the “Memorandum”), by and between MOGO and Artemis Ave, LLC, the parties agreed to use Artemis’s services to develop the MOGO Core Platform. These services include ideation, architecture and development services, licensing of Artemis’ platform (see above agreement), and integration of third-party software. The Memorandum provides that Artemis will supply integrated use of Artemis’ EVE proprietary transcoding via its platform. EVE transcoding is a codec agnostic process that reduces file size by at least 50% with no file degradation.

Artemis will supply in advance for approval to MOGO, its rates for general contracted work and other tasks, and will obtain MOGO’s written approval prior to proceeding. Artemis will also deliver all third-party hardware, technology, software, and licensing which it obtains or negotiates for, for MOGO’s use, at Artemis’s cost and without markup. MOGO agrees to set aside an estimated $1,200,000 from the proceeds of this offering, to be used to fund development services by Artemis and other 3rd party vendors in connection with the development of its business.

Employee and Consulting Agreements

The Gregory Butler, Anthony Rennert and Martha Chang Consulting Team: Managing Directors of Technology For MOGO.

Gregory Butler. Mr. Butler, the CEO of ZuCasa, previously served as the acting CEO of ROWL/ReChain, a company that has three apps covering music, ecards and reminders, serving over 12 million users.  Mr. Butler has over 20 years of experience driving strategies and partnerships for engagement and revenue related to content, media and IP and has established partnerships across multiple verticals for new ecommerce initiatives in media and retail.  In addition, Mr. Butler has composed music for several TV series and has multiple Grammy nominations.  He earned his BS in digital technology (distinction) at the Dublin Institute of Technology and a graduate diploma at the London School of Economics.

Martha Chang. Ms. Chang, the COO of ZuCasa, is a co-founder and managing director of Evemeta, a company that develops image and video compression algorithms, data compression algorithms, image processing algorithms, technology platforms, mobile apps and technology solutions. As an intellectual property owner/film and television producer, Ms. Chang is working with Lionsgate Films to develop franchisable IP such as 3 Ninjas, Barney, the Purple Dinosaur and The Last Unicorn. She has also worked with Disney, Sony, Universal, 20th Century Fox Television and Lionsgate to develop, produce, distribute and market IP in ancillary products such as publishing, video games and merchandising. Ms. Chang earned her BA at the University of California, Berkeley and studied at the University of Paris.

Anthony Rennert. Mr. Rennert, the CTO of ZuCasa, is also the CTO of Evemeta, where he developed IP including compression algorithms for images, video and data, including a process that enabled physicians to compare images automatically and longitudinally from different modalities, image formats and time frames identifying and highlighting changes in images over time. He has also developed an Over the Top (OTT) television offering, online advertising tools including demand side platforms (DSP), supply side platforms (SSP), real time bidding (RTB) and data management platforms (DMP) and numerous mobile apps.

MOGO has entered into the following additional Consulting Agreements:

James Knopf. Mr. Knopf is an entertainment sales executive with over 25 years of experience negotiating and selling large-scale content distribution deals across multiple platforms. On June 1, 2021 the Company entered into a consulting agreement with Mr. Knopf for consulting services to be rendered through May 31, 2024. The Company privately issued to Mr. Knopf 50,000 restricted shares of its common stock, vesting quarterly over three years, for the services to be rendered, and agreed to negotiate a monthly compensation payment for consulting services to be rendered after this offering is closed.

MANAGEMENT

Directors and Executive Officers.

The following table sets forth the names and ages of all of our directors and executive officers as of November 30, 2021. Our officers are appointed by, and serve at the pleasure of, the Board of Directors.

Name	Age	Position
Marco Welch	68	Chairman
David Pross	69	Co-Founder, CEO and Corporate Secretary
Kiki Benson	62	Chief Financial Officer
Jay Madan	56	Director
Jim Knopf	58	Director
Willy Verhaegen	81	Director
Alexander Alexandrov	39	Director

The following are biographical summaries of those individuals who serve as our executive officers and directors:

Marco Welch, Chairman. Mr. Welch, age 68, has over 30 years of investment banking experience and was the owner of the commodities firm, BD Alpha3 Corp. As a specialist on the Chicago Stock Exchange, he held Series 3, 7 and 63 licenses. In addition, he was CMO for Cabrera Capital, where he marketed a $10 billion bond deal for the State of Illinois. This was the largest bond deal in the state’s history. Previously, he was CMO for Medtech Detect. Mr. Welch was classically trained at The Chicago Conservatory College.

David Pross, Co-Founder, Chief Executive Officer and Company Secretary. Mr. Pross, age 68, is an international business development specialist with experience in consumer products and media. MOGO is his fourth new business initiative in India. After earning an MA in Near Eastern Studies from the University of Michigan, he began his career as an assistant editor for an Arabic-language magazine and then worked as the editor of Middle East Business in New York. Then, after earning an MBA in finance/international business at New York University, he joined Pepsi-Cola USA, where he held several positions in the financial planning groups, including the mergers and acquisitions team. He then joined Pepsi-Cola International, where he had planning responsibility for the Middle East region and India. Following the Indian government’s approval of Pepsi’s investment proposal, he was a manager in Pepsi’s Indian joint venture in New Delhi.

Following his assignment in India, Mr. Pross formed his own international business development firm. Clients included Pepsi in Bulgaria, Romania and Russia, Eastman Chemicals for a project in Belarus and Constar for a packaging project in Brazil. He joined RJ Reynolds International (a division of RJR Nabisco), based in Geneva, as a director of business development for the Middle East, Africa and South Asia. He led the company’s market entry initiative for the Indian market, which was the last major consumer market not yet developed by multinational tobacco companies. After the Indian government rejected RJRI’s initial proposal, he was able to gain the first and only new foreign investment in India’s tobacco industry in over 80 years. He served as general manager in India and was the joint venture’s managing director. Mr. Pross also opened the market in Pakistan for RJR International by creating a joint venture with a Karachi-based consumer products company and purchasing a manufacturing facility in Mardan, in the North-West Frontier Province, now known as Khyber Pakhtunkhwa.

When he returned to the U.S., Mr. Pross joined a media company, where he had business development and sales responsibilities for streaming, online advertising and print products. He joined Sports Industry of India six years ago as vice president, business development, and then as a senior advisor, he developed the company’s financial projections and business plans.

Prior to earning his MA and MBA degrees, Mr. Pross earned his BA in political science/international relations from the College of Wooster and studied at the American University of Beirut. He has lived in Lahore, Cairo, Beirut, New Delhi and Geneva.

Kiki Benson, Chief Financial Officer. Ms. Benson, age 62, is an experienced financial professional with a diverse background as controller of Temenos USA, a bank software company, as an accountant with Newgistics, an e-commerce development company, and Nanogen, an advanced microelectronics and molecular biology platform company. Ms. Benson was also a division controller with NEC Technologies, a provider of software-based enterprise telecommunications. Ms. Benson earned her BS and MBA (finance/accounting) at Northern Illinois University.

Jay Madan, Director. Mr. Madan, age 55, is an advisor, board member and operational executive with 30 years combined top-management consulting and C-suite experience in the biotechnology, life sciences and software development industries. Mr. Madan founded Innovate Biopharmaceuticals, Inc. in 2012, where he served as president and chief business officer, took the company public in 2018 (Nasdaq: INNT) and merged it with RDD Pharma in 2020 to create the GI-focused 9 Meters Biopharma, Inc. (Nasdaq: NMTR). He holds a BS in chemical engineering from the University of Mumbai and pursued an MS in chemical engineering from Washington State University.

Jim Knopf, Director. Mr. Knopf, age 58, is an entertainment sales executive with over 25 years of experience negotiating and selling large-scale content distribution deals across multiple platforms (TV, digital mobile and OTT). As a sales consultant with Pinstripe Entertainment, Mr. Knopf was responsible for placing the 2019 NCAA esports championship on ESPN+ and ESPN3. As VP, Content Partnership & Entertainment at Viant Technology, Mr. Knopf’s clients included Sony, Billboard, Dick Clark Productions, Showtime, Starz, Time, Red Bull, Live Nation and ESPN X Games. Mr. Knopf earned his BS in sports management from the University of Massachusetts and completed two semesters of his MBA at the University of Colorado.

Willy Verhaegen, Director. Mr. Verhaegen, age 81, is a financial advisor in Antwerp, Belgium. Mr. Verhaegen started his career as a private banker and then founded his own financial consulting company, W. P. Verhaegen & Associates. The company became one of the leading financial consulting firms in Belgium, specializing in niche financial markets and real estate investments in Spain, Switzerland, the Canary Islands, Canada and the United States. He also founded ROGIB, which was the largest real estate investment trust in Belgium. Currently, Mr. Verhaegen is counsel for several Belgian and international companies. He earned a degree in finance and economics from the University of Antwerp.

Alexander Alexandrov, Director. Mr. Alexandrov, age 39, is a Los-Angeles based director and cinematographer with a global clientele, including Lexus, Harley-Davidson, Ford, Land Rover Toyota, DeLorean, Tiffany, Vogue, Nikon, Sony, Nike SB, Columbia, UniQlo, Marc Jacobs, Alexander McQueen, Smirnoff, Beats By Dre, Amazon, Mercedes-Benz and many others. Several of these clients have focused their campaigns on esports events. Feature films in which Mr. Alexandrov was the director of photography have premiered at TIFF, Tribeca, SXSW and the LA Film Festival. Alexander Alexandrov earned a Bachelor of Science degree in Math and Computer Science Magna Cum Laude in 2003 from Alcorn State University. From 2003 through 2006, he developed a web IT system for Moveable Cubicle, which rented shipping containers and was headquartered in Youngsville, (Raleigh) North Carolina. In November, 2006 Alex founded PeopleJar Inc. PeopleJar Inc. was a start-up software and website development company.

Mobile Global Esports’ SII Counterparts in India.

The following are biographical summaries of additional individuals who serve as our SII counterparts in India:

Sunny Bhandarkar. Mr. Bhandarkar, age 28, leads Sports Industry of India’s management team in India. He joined Elite Sports India Pvt. Ltd., a Sports Industry of India subsidiary, in 2013 after being the first player drafted in the Elite Football League draft in 2012. As an accomplished athlete, Mr. Bhandarkar is the two-time state level boxing champion in the super heavy weight division and has been on the national handball team for 12 years. He played handball professionally in Germany in the Bundesliga with Barmstedter MTV. He earned his BA and MA in commerce/management studies from the University of Mumbai. Mr. Bhandarkar signed 50 of the EUSAI member universities and has secured sponsorship revenue.

Pranav Prabhu. Mr. Prabhu, age 31, joined Elite Sports India Pvt. Ltd. four years ago as senior business development manager and was promoted to VP operations in 2018. He was promoted to chief operating officer of Sports Industry of India in 2019, where he has operational oversight and budgetary supervision for multiple locations in India. He has developed the quarterly business plans and the sales and marketing strategies. He earned his MPEd from Chandrashekhar Agashe College of Physical Education (CACPE) in Pune, his BPEd from Vidyadhiraja College of Physical Education and Research (VCPER) in Navi Mumbai and his BA from Rizvi College in Mumbai.

Board of Advisors.

The Company maintains the current Board of Advisors, whose members do not vote on Company matters, but lend advice to the Company’s Board of Directors and its Executive Officers. Members on its Advisory Board are as follows:

Kenin M. Spivak, Co-Founder and Senior Advisor. Mr. Spivak, age 64, has closed a broad range of complex transactions and led companies with operations in more than 30 countries, including serving as CEO of a NewsCorporation affiliate, and a wireless technology company, principal operating officer of a major studio (MGM/UA), and an officer and director of Merrill Lynch’s media and entertainment partnerships. He has significant experience in North America, Europe, India, Asia and the Middle East. Mr. Spivak is founder, chairman and chief executive officer of SMI Group LLC, a principal in, and advisor to, cross-border businesses. He also is chairman and chief executive officer of SMI Capital Markets LLC, an SEC-registered, FINRA-licensed U.S. broker-dealer engaged in investment banking activities, and chairman of companies engaged in biofuels, real estate and mineral financing. Mr. Spivak is a shareholder of, and advisor to, a number of companies affiliated with SII.  Mr. Spivak received an AB, MBA and law degrees from Columbia University, each with honors. Mr. Spivak is a U.S. citizen.

Bill Brown, Senior Advisor. Mr. Brown is a seasoned corporate executive. His corporate career has spanned a wide range of functional disciplines, including general management, sales, marketing, and manufacturing operations, in both international and U.S. environments, with major consumer products companies. As president & CEO of Montblanc USA in the 1990s, Bill was the architect of that company’s transformation from a purveyor of high-quality writing instruments to a true luxury brand. Prior to joining Montblanc in 1990, Bill was vice president of Worldwide Marketing for Gucci Timepieces, and before that he held executive positions at Estee Lauder and Mattel. He is a former chair of the Board of Trustees of the Cornell University Rowing Association and continues to serve on that board as a life member. Bill has also served as a member of Cornell’s Athletic Advisory Council and was a committee chair on the initial Advisory Council for Cornell University’s Center for Entrepreneurship and Personal Enterprise. Mr. Brown holds a BS degree in engineering from Cornell University and an MBA from Cornell’s Johnson Graduate School of Management.

Phil Ofili, Advisor. Mr. Ofili comes to the Company from Navigate, where he was the manager of sports and entertainment business development. In this role developed business partnerships with ESPN, Fox Sports, AB-InBev, PepsiCo, the NFL and the NBA. Mr. Ofili earned his BS in management at the U.S. Air Force Academy and his MBA from Arizona State University. He served in the Air Force for five years, including responsibility as a procurement director for Air Force operations in Kabul, Afghanistan. In addition, he has been involved with Special Olympics Arizona, the Fiesta Bowl Committee and Junior Achievement.

Dr. Vir Ji Koul, Advisor. Dr. Koul is the assistant athletic director at Lovely Professional University (LPU), Phagwara, India. LPU is the largest single-campus university in India with 30,000 students and 200 programs. One of Dr. Koul’s students won an Olympic gold medal in track and field and six of his students were on the bronze medal field hockey team in the Tokyo Olympics. Dr. Koul earned his BA in physical education/sports, an MA in physical education/sports management and his PhD in physical education and sports. LPU hosted SII’s first esports championship in 2017.

Madhu V. Bhandarkar, Advisor. Dr. Bhandarkar is an award-winning athlete, coach, sports official and administrator who has led teams in junior, university, state, regional, national, Pan-Asian and international competition. She earned her PhD in sports research and her Master’s degree in physical education at Nagpur University, two undergraduate degrees (BA and BPEd), sport certificates in basketball and swimming, a diploma in handball from the National Institute of Sports and a certificate in swimming from the Sports Authority of India.

She earned the best coach awards from the Government of Maharashtra, Mumbai Suburban Handball and the Sports Authority of India. Dr. Bhandarkar has coached sub-juniors, juniors, boys, girls, men’s and women’s teams and is an accomplished handball coach.

Muhammad Jamal Qureshi, Advisor. Mr. Qureshi is the CEO and MD of Elite Football League Pakistan Pvt Ltd., a Sports India affiliate. He earned his BA in economics/political science from Peshawar University, a senior diploma and MSc in health and physical education from Gomal University, an MSc in economics from the University of Peshawar and an MBA from Northern University. He has served on the Pakistan Rugby Union’s international tours and as an official of the Union at the Commonwealth Games in India.

Executive Offices.

The Company’s executive offices are located at 616 South El Camino Real, Suite H, San Clemente, California 92672.

Unless otherwise stated, the mailbox address for our executive officers and directors is in care of our company, Mobile Global Esports Inc., 427 N. Tatnall Street, Wilmington, DE 19801.

Director Independence.

The rules of the Nasdaq Stock Market, or the Nasdaq Rules, require a majority of a listed company’s board of directors to be composed of independent directors within one year of listing. In addition, the Nasdaq Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Under the Nasdaq Rules, a director will only qualify as an independent director if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq Rules also require that audit committee members satisfy independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. In considering the independence of compensation committee members, the Nasdaq Rules require that our board of directors must consider additional factors relevant to the duties of a compensation committee member, including the source of any compensation we pay to the director and any affiliations with the Company.

Our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that each of our directors are independent as defined under the Nasdaq Rules.

Committees of the Board of Directors.

Prior to the effectiveness of the registration statement of which this prospectus forms a part, our board of directors will establish an audit committee, a compensation committee and a nominating and governance committee. Each of these committees will operate under a charter that will be approved by our board of directors, as set forth below.

Audit Committee. Our audit committee consists of three independent members. The members of the audit committee are Jay Madan, Jim Knopf and Willy Verhaegen. Mr. Verhaegen is the chairperson of the audit committee. The audit committee consists exclusively of directors who are financially literate.

The audit committee responsibilities include:

●	Overseeing the compensation and work of and performance by our independent auditor and any other registered public accounting firm performing audit, review or attestation services for us.

●	Engaging, retaining and terminating our independent auditor and determining the terms thereof.

●	Assessing the qualifications, performance and independence of the independent auditor.

●	Evaluating whether the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

●	Reviewing and discussing the audit results, including any comments and recommendations of the independent auditor and the responses of management to such recommendation.

●	Reviewing and discussing the annual and quarterly financial statements with management and the independent auditor.

●	Producing a committee report for inclusion in applicable SEC filings.

●	Reviewing the adequacy and effectiveness of internal controls and procedures.

●	Establishing procedures regarding the receipt, retention and treatment of complaints received regarding the accounting, internal accounting controls or auditing matters and conducting or authorizing investigations into any matters within the scope of the responsibility of the audit.

●	Reviewing transactions with related persons for potential conflict of interest situations.

Compensation Committee. Our compensation committee consists of three independent directors. The members of the compensation committee are Mr. Marco Welch, Mr. Alexandrov and Mr. Verhaegen. Mr. Alexandrov is the chairperson of the compensation committee. The committee has primary responsibility for:

●	Reviewing and recommending all elements and amounts of compensation for each executive officer, including any performance goals applicable to those executive officers.

●	Reviewing and recommending for approval the adoption, any amendment and termination of all cash and equity-based incentive compensation plans.

●	Once required by applicable law, causing to be prepared a committee report for inclusion in applicable SEC filings.

●	Approving any employment agreements, severance agreements or change of control agreements that are entered into with the CEO and certain executive officers.

●	Reviewing and recommending the level and form of non-employee director compensation and benefits.

Nominating and Governance Committee. The nominating and governance committee consists of three independent directors. The members of the nominating and governance committee are Mr. Marco Welch, Mr. Alwxandrov and Ms. Bhandarkar. Mr. Knopf is the chairperson of the nominating and governance committee. The committee’s responsibilities include:

●	Recommending persons for election as directors by the stockholders.

●	Recommending persons for appointment ad directors to the extent necessary to fill any vacancies or newly-created directorships.

●	Reviewing annually the skills and characteristics required of directors and each incumbent director’s continued service on the board.

●	Reviewing any stockholder proposals and nominations for directors.

●	Advising the board of directors on the appropriate structure and operations of the board and its committees.

●	Reviewing and recommending standing board committee assignments.

●	Developing and recommending to the board Corporate Governance Guidelines, a Code of Business Conduct and Ethics and other corporate governance policies and programs and reviewing such guidelines, code and any other policies and programs at least annually.

●	Making recommendations to the board as to determines of director independence.

●	Making recommendations to the board regarding corporate governance based upon developments, trends and best practices.

The Nominating and Governance Committee will consider stockholder recommendations for candidates for the board of directors.

Our bylaws provide that, in order for a stockholder’s nomination of a candidate for the board to be properly brought before an annual meeting of the stockholders, the stockholder’s nomination must be delivered to the Secretary of the Company no later than 120 days prior to the one-year anniversary date of the prior year’s annual meeting.

Code of Business Conduct and Ethics.

We plan to adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following this offering, a copy of the code of business conduct and ethics will be made available on the Corporate Governance section of our website, which is located at www.mogoesports.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K filed with the SEC.

EXECUTIVE COMPENSATION

The following table shows the compensation awarded to or earned from March 11, 2021, our date of organization, by our executives. We do not have any officers who received compensation. Once the company has raised capital from this offering, the board of directors intends to carry on negotiations with the executive officers to set mutually acceptable salaries and benefit programs, scaled to milestones for performance. The terms for such compensation have not been established at this date.

Name and Principal Position	Year	Salary ($)	All Other Compensation	Total
Marco Welch, Chairman	2021	$0	$0	$0
David Pross, CEO	2021	$0	$0	$0
Kiki Benson, CFO	2021	$0	$0	$0
All Others	2021	$0	$0	$0

PRINCIPAL STOCKHOLDERS

Name and Address of Beneficial Owner	Shares Beneficially Owned Prior to Offering	% Owned Prior to Offering*	% Owned After Offering**
Sports Industry of India, Inc. 616 South El Camino Real, Suite H San Clemente, CA 92672	2,650,000	15.8%	14.9%

William Brown 333 D Street Salt Lake City, UT 84103	1,025,000	6.1%	5.8%

Kurt & Brenda Warner Revocable Trust 10105 East Via Linda Drive, Suite 103, Box 338 Scottsdale, AZ 85258	1,000,000	5.9%	5.6%

Keith Delgreco 23 Albergar San Clemente, CA 92672	1,000,000	5.9%	5.6%

*	Based on 16,809,800 shares. ** Based on 17,809,800 shares.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Our audit committee charter provides that our audit committee will be responsible for reviewing and approving in advance any related-party transaction. This will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $10,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

DESCRIPTION OF CAPITAL STOCK

In this offering, we are offering a maximum of 1,000,000 shares of our Common Stock. The material terms and provisions of our Common Stock are described here.

Authorized Capital Stock.

We are currently authorized to issue up to 110,000,000 shares of capital stock consisting of 100,000,000 shares of Common Stock, par value $0.0001 per share. As of November 30, 2021, there are 16,809,800 shares of Common Stock outstanding. We are also authorized to issue up to 10,000,000 shares of Preferred Stock. No Preferred Stock has been issued.

Common Stock.

We are authorized to issue 100,000,000 shares of Common Stock. Holders of our Common Stock are each entitled to cast one vote for each share held of record on all matters presented to the shareholders. Cumulative voting is not allowed; hence, the holders of a majority of our outstanding common shares can elect all directors.

Holders of our Common Stock are entitled to receive such dividends as may be declared by our board of directors out of funds legally available and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of liabilities. Our board of directors is not obligated to declare a dividend. It is not anticipated that dividends will be paid in the foreseeable future.

Holders of our Common Stock do not have preemptive rights to subscribe to additional shares if issued. There is no conversion, redemption, sinking fund or similar provisions regarding the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock.

We are authorized to issue 10,000,000 shares of Preferred Stock. Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by our board of directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions of each series will be established by the board of directors. Our directors may issue Preferred Stock with multiple votes per share and dividend rights which would have priority over any dividends paid with respect to the holders of our Common Stock. The issuance of Preferred Stock with these rights may make the removal of management difficult even if the removal would be considered beneficial to shareholders generally, and will have the effect of limiting shareholder participation in transactions such as mergers or tender offers if these transactions are not favored by our management. At the effective date of this prospectus, no Preferred Shares have been issued.

Warrants.

We have 1,000,000 warrants to purchase our common stock outstanding having an exercise price of $1.00 per share, and exercisable on or before December 15, 2026, of which 250,000 warrants are fully vested and 750,000 of these warrants are unvested and contingent on performance by the Butler-Rennert-Chan Team. These warrants were issued to the Butler-Rennert-Chan Team, our Consulting Design Technology Team.

As part of the compensation to Underwriter, we have agreed to issue warrants to the Underwriter at the closing of this offering. Details of these warrants may be found under “Underwriting – Representatives’ Warrants.”

Authorized but Unissued Shares.

Our authorized but unissued shares of Common Stock and Preferred Stock will be available for future issuance without shareholder approval, except as may be required under the listing rules of any stock exchange on which our Common Stock is then listed. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Limitation on Directors’ Liability.

The Delaware Revised Statutes limits or eliminates the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our Amended and Restated Bylaws include provisions that require the company to indemnify our directors or officers against monetary damages for actions taken as a director or officer of our Company. We are also expressly authorized to carry directors’ and officers’ insurance to protect our directors, officers, employees and agents for certain liabilities. Our Amended and Restated Articles of Incorporation do not contain any limiting language regarding director immunity from liability.

The limitation of liability and indemnification provisions under the Delaware Revised Statutes and our Amended and Restated Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s fiduciary duties. Moreover, the provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

The Nasdaq Capital Market Listing.

Our Common Stock is expected to trade on The Nasdaq Capital Market under the symbol “MOGL” once we receive regulatory approval

Transfer Agent.

The transfer agent and registrar for our Common Stock is Vstock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598.

SELLING STOCKHOLDERS

We are registering the Selling Stockholders Shares. The Selling Stockholders are offering an aggregate of 1,500,000 shares of Common Stock.

The table below lists the Selling Stockholders. The second column lists the number of shares of Common Stock beneficially owned each of the by the Selling Stockholders, as of November 30, 2021. As of November 30, 2021, 16,809,800 shares of the Company’s’ Common Stock were issued and outstanding.

The third column lists the shares of common stock being offered by this prospectus by the Selling Stockholders, assuming the underwriter does not exercise its over-allotment option. None of the Selling Stockholders are officers, directors, or 5% or more shareholders of the Company. The Company has agreed to pay all of the expenses of this registration, and the Selling Shareholders will not contribute to the costs. The underwriters are not underwriting the shares of the Selling Shareholders.

Name	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering
Schram, Peter	800,000	123,650	676,350
Razor Legacy Investors LP	618,000	95,520	522,480
Spivak, Kenin	560,000	86,555	473,445
Whelan, Richard	550,000	85,009	464,991
ANP Industries	540,000	83,464	456,536
Greeny Legacy LLC	520,000	80,373	439,627
Manz, Jeffrey	500,000	77,281	422,719
Mast, Maynard	500,000	77,281	422,719
Svarnias, Nicholas J. Living Trust	500,000	77,281	422,719
Phelps, Steven	500,000	77,281	422,719
Clawson, Robert	250,000	38,641	211,359
ST6 Investments	250,000	38,641	211,359
Whelan, Sunday	250,000	38,641	211,359
Damsker, Joseph	210,000	32,458	177,542
Barry, Mark and Laurie	200,000	30,913	169,087
Elliston, Gary	200,000	30,913	169,087
Pickard, Kevin	200,000	30,913	169,087
Uygan, Viktor	200,000	30,913	169,087
Svarnias, Nicholas	190,000	29,367	160,633
Jita Ventures LLC	150,000	23,184	126,816
Welch, David	150,000	23,184	126,816
Scheer, Richard	107,000	16,538	90,462
Bhandarkar, Sunny	100,000	15,456	84,544
Brown, Eric	100,000	15,456	84,544
Hogan, Brian	100,000	15,456	84,544
Rich, Allison	100,000	15,456	84,544
Hitter, Steven Michael Trust	100,000	15,456	84,544
Taylor, Eugene	100,000	15,456	84,544
Three Eagles LLC	100,000	15,456	84,544
Thieleking, Michael	65,000	10,047	54,953
Fredriksen, Keith	50,000	7,728	42,272
Hynson, Eric	50,000	7,728	42,272
Pickard, Kevin	50,000	7,728	42,272
Schram, Morgan	50,000	7,728	42,272
Skrobowski, Anthony	50,000	7,728	42,272
Triantafillou, Zoe	50,000	7,728	42,272
Whelan, Jeffrey	50,000	7,728	42,272
Durant, Christopher	40,000	6,183	33,817
Ahlers, Dieter K. & Kathleen A. Rev Living Trust	30,000	4,637	25,363
Kirklys, John	30,000	4,637	25,363
Koester, Jeffrey	30,000	4,637	25,363

Name	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering
Brower, Meagan	28,000	4,328	23,672
Bouboulis, Melvin	25,000	3,864	21,136
Orlando, Chris	25,000	3,864	21,136
Schwartz, Larry	25,000	3,864	21,136
Deol, Phil	24,000	3,710	20,290
Pratuch, Jeffrey	24,000	3,710	20,290
Bhandarkar, Dr. Madhu V.	20,000	3,091	16,909
DuBeau, Carol	20,000	3,091	16,909
Koul, Dr. Vir Ji	20,000	3,091	16,909
Ofili, Phil	20,000	3,091	16,909
Pranav, Prabhu	20,000	3,091	16,909
Qureshi, M. Jamal	20,000	3,091	16,909
Rajawat, Mohit Singh	20,000	3,091	16,909
Sharma, Ashish	20,000	3,091	16,909
Wazeeri, Muzammil Khan	20,000	3,091	16,909
Lovelady, Jason	16,000	2,473	13,527
Pirro, Albert	16,000	2,473	13,527
Wade, Darren	16,000	2,473	13,527
Grillo, Vincent	15,500	2,396	13,104
Svarnias, George L.	15,000	2,318	12,682
Stuart, David	12,000	1,855	10,145
Bhardwaj, Ashish	10,000	1,546	8,454
Buchalter, David	10,000	1,546	8,454
Malloch, Eric	10,000	1,546	8,454
Dyer, Mike	8,000	1,237	6,763
Lopes, Jorge	8,000	1,237	6,763
Pagano, Scott	7,500	1,159	6,341
Rajawat, Rohit Singh	5,000	773	4,227
Swami, Himanshu	5,000	773	4,227
Scaletta, Paul	4,800	742	4,058
Abbass, Paul	4,000	618	3,382
Asmussen, Michael	4,000	618	3,382
Mangold, Robert	4,000	618	3,382
Martino, Gerard	4,000	618	3,382
Partridge, Bradford	4,000	618	3,382
Wade, Mark	4,000	618	3,382
Metzger, Mike	1,000	155	845
	9,704,800	1,500,000	8,204,800

The Selling Stockholders named above acquired their shares in an offering that was exempt from registration under Section 4(a)(2) of the Securities Act. There was no placement agent for that offering.

SHARES AVAILABLE FOR FUTURE SALE

Future sales of substantial amounts of Common Stock in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. We are unable to estimate the number of shares of Common Stock that may be sold in the future.

Upon the closing of this offering, we will have:

●	17,809,800 shares of Common Stock outstanding.

All of the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, officers or 10% stockholders. None of the holders of shares of our Common Stock or securities exercisable for or convertible into shares of our Common Stock have any registration rights.

Rule 144

Shares of Common Stock held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act, as well as shares held by our current stockholders, may be resold only pursuant to further registration under the Securities Act or in transactions that are exempt from registration under the Securities Act. In general, under Rule 144 as currently in effect, any person who is or has been an affiliate of ours during the 90 days immediately preceding the sale and who has beneficially owned shares for at least six months is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of: (i) 1% of the number of shares of Common Stock then outstanding, or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates will also be subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

UNDERWRITING

Under the terms and subject to the conditions of an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom WestPark Capital, Inc. is acting as the representative and sole book-running manager, have severally agreed to purchase, and we have agreed to sell to them, the number of our common shares at the initial public offering price, less the underwriting discounts, as set forth on the cover page of this prospectus and as indicated below:

Underwriters	Number of Shares
WestPark Capital, Inc.	Total 1,000,000

The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to 150,000 additional common shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table.

The underwriters will offer the shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $_____ per share. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

Discounts and Expenses

The underwriting discounts are equal to 10% of the initial public offering price set forth on the cover of this prospectus.

The following table shows the per share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 150,000 common shares.

	Per Share	Total Without Exercise of Over- Allotment Option	Total With Full Exercise of Over- Allotment Option
Initial public offering price	$6.00	$6,000,000	$6,900,000
Underwriting discounts to be paid by us	$0.60	$600,000	$690,000
Proceeds, before expenses, to us	$5.40	$5,400,000	$6,210,000

We will also pay to the representative by deduction from the net proceeds of this offering, a non-accountable expense allowance equal to 2% of the amount raised in the offering (including verifying shares sold upon exercise of the underwriters’ over-allotment option).

Any expense deposits paid will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We have agreed to pay expenses relating to the offering, including: (i) all filing fees and communication expenses relating to the registration of the shares to be sold in this offering with the SEC and the filing of the offering materials with FINRA; (ii) all reasonable travel and lodging expenses incurred by the representative or its counsel in connection with visits to, and examinations of, our company; (iii) translation costs for due diligence purpose; (iv) all fees, expenses and disbursements relating to the registration or qualification of such shares under the “blue sky” securities laws of such states and other jurisdictions as the representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of representative’s counsel); (v) the costs of all mailing and printing of the placement documents, registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the representative may reasonably deem necessary; (vi) the costs of preparing, printing and delivering certificates representing the shares and the fees and expenses of the transfer agent for such shares; and (vii) the reasonable cost for road show meetings and preparation of a power point presentation. We are obligated to pay the accountable expenses of the Representative, including its legal expenses.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and non-accountable expense allowance, will be approximately $300,000.

We will apply to list our common shares on the Nasdaq Capital Market under the symbol “MOGL.” There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Representative’s Warrants

In addition, we have agreed to issue the representative’s warrants to the representative of the underwriters to purchase a number of common shares equal to 10% of the total number of common shares sold by the Company in this offering. The representative’s warrants shall have an exercise price equal to 1.20% of the initial public offering price of the common shares sold in this offering. The representative’s warrants may be purchased in cash or via cashless exercise, will be exercisable for five years from the effective date of the registration statement of which this prospectus forms a part and will terminate on the fifth anniversary of the effective date of the registration statement of which this prospectus forms a part. The representative’s warrants and the underlying shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA rules, neither the representative’s warrants nor any of our shares issued upon exercise of the representative’s warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days beginning on the date of commencement of sales of the offering. In addition, although the representative’s warrants and the underlying common shares will be registered in the registration statement of which this prospectus forms a part, we have also agreed that the representative’s warrants will provide for registration rights in certain cases. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the representative’s warrants. The piggyback registration right provided will not be greater than seven years from the date of commencement of sales of the offering in compliance with FINRA Rule 5110(g)(8)(D).

We will bear all fees and expenses attendant to registering the common shares issuable upon exercise of the representative’s warrants, other than underwriting discounts incurred and payable by the holders. The exercise price and number of common shares issuable upon exercise of the representative’s warrants may be adjusted in certain circumstances, including in the event of a share dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. The warrant exercise price and/or underlying shares may also be adjusted for issuances of common shares at a price below the warrant exercise price.

Right of First Refusal

We have agreed for a period of fourteen (14) months following the closing of this offering or until an offering occurs which the representative declined, that we shall notify the representative in writing at least thirty (30) days prior to a proposed U.S. public offering of any debt or equity securities (other than bank debt or similar financing) by us or by any of our majority owned or controlled United States subsidiaries that the representative or, at its option, a group of associated investment bankers shall have the right of first refusal to effect the offering on terms as favorable as theretofore offered in writing by a reputable investment banker. The representative agrees to notify us, within ten (10) days of its exercise of the right of first refusal. If the representative fails to exercise the right of first refusal within the ten (10) day period and the principal terms of the proposed subsequent financings thereafter are altered in any material respect, we shall again offer to the representative the right of first refusal. Notwithstanding the foregoing, if the representative declines to exercise its right of first refusal for any specific offering, and we complete such offering with another investment banking firm, the representative shall not have the right of first refusal for any future financings, and if we receive a proposal from a “bulge bracket” underwriter to undertake such a financing, the representative shall not have the right of first refusal set forth in this paragraph (provided, however, that we shall use commercially reasonable eff orts to cause such underwriter to allow the representative’s participation in such financing). The representative’s right of first refusal set forth in this paragraph shall be subject to FINRA Rule 5110(g).

Indemnification; Indemnification Escrow

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Concurrently with the execution and delivery of the underwriting agreement, we will set up an escrow account with a third-party escrow agent in the United States and will fund such account with_______ from this offering that may be utilized by the underwriters to fund any bona fide indemnification claims of the underwriters arising during a 24-month period following the offering. The escrow account will be interest bearing, and we will be free to invest the assets in securities. All funds that are not subject to an indemnification claim will be returned to us after the applicable period expires. We will pay the reasonable fees and expenses of the escrow agent.

Lock-Up Agreements

Our officers, directors and principal shareholders (defined as owners of 5% or more of our common shares), and certain of our other shareholders, have agreed, subject to certain exceptions, to a twelve month “lock-up” period from the date of this prospectus with respect to the common shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options which may be issued. This means that, for a period of twelve months following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representative.

The representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Pricing of the Offering

Prior to this offering, there has been no public market for our common shares. The initial public offering price of the shares has been negotiated between us and the underwriters. Among the factors considered in determining the initial public offering price of the shares, in addition to the prevailing market conditions, are our estimates of our business potential and earnings prospects, an assessment of our intangible assets and management, and the consideration of the above factors in relation to market valuation of companies in similar circumstances and/or related businesses.

No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares or any securities convertible into or exercisable or exchangeable for common shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares, whether any such transaction is to be settled by delivery of common shares or such other securities, in cash or otherwise, without the prior written consent of the representative, for a period of 250 days from the date of this prospectus, except for securities issued pursuant to acquisitions or strategic transactions approved by a majority of our disinterested directors, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith during the restricted period, and provided that any such issuance shall only be to a person (or to the equity holders if a person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with our business and shall provide us with additional benefits in addition to the investment of funds, but shall not include a transaction in which we are issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of common shares to selling group members for sale to their online brokerage account holders. The common shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common shares in this offering because such underwriter repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our common shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our common shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our common shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the shares or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the common shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the public offering of the common shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the common shares in certain countries.

Stamp Taxes

If you purchase common shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the initial public offering price listed on the cover page of this prospectus.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Transfer Agent

The transfer agent and registrar for our Common Stock is Vstock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by The Law Offices of Davis & Associates, Inc., Palos Verdes Estates, CA. Certain legal matters in connection with this offering will be passed upon for the underwriters by Dickinson Wright LLP, Ft. Lauderdale, FL. Certain legal matters with respect to the SII MOGO Founders Agreement, and the SII Supplement to Founders Agreement will be passed upon by our Indian Contract Counsel, RB Associates, 141, Top Floor, Saini Enclave, Delhi 110092, India.

EXPERTS

The balance sheet of Mobile Global Esports Inc. for the period ended August 31, 2021 and the related statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the year then ended, have been audited by AJSH & Co, LLP, an independent chartered accounting firm registered with the Public Company Accounting Oversight Board (PCAOB), as set forth in its report appearing herein and are included in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Common Stock we are offering. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC.

We also intend to maintain a website at www.mogoesports.com. Once we have activated this website, you may access materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website, once activated, is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only. You may also inspect these documents at our corporate headquarters at 616 South El Camino Real, Suite H, San Clemente, California 92672 during normal business hours.

Index to Financial Statements

MOBILE GLOBAL ESPORTS INC.

Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Mobile Global Esports Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Mobile Global Esports Inc. (the “Company”) as of August 31, 2021 and the related statements of operations, changes in stockholder’s equity and cash flows from March 11, 2021 (Inception) to August 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2021, and the results of its operations and its cash flows for the period from March 11, 2021 (Inception) to August 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The Critical Audit Matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ AJSH & Co LLP

We have served as the Company’s Auditor since 2021

New Delhi, India

December 23, 2021

MOBILE GLOBAL ESPORTS INC.

BALANCE SHEET

As of August 31, 2021

ASSETS

Current Assets:
Cash and cash equivalents	$314,644
Stock subscription receivable	6,000
Total current assets	320,644
TOTAL ASSETS	$320,644

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	$3,750
Total current liabilities	3,750

Commitments and contingencies	-

STOCKHOLDERS’ EQUITY
Preferred stock; $0.0001 par value; 10,000,000 shares authorized; nil shares issued and outstanding
Common stock; $0.0001 par value; 100,000,000 shares authorized; 16,809,800 shares issued and outstanding	1,681
Additional paid-in capital	344,143
Accumulated deficit	(28,930)
Total stockholders’ equity	316,894
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$320,644

The accompanying footnotes are an integral part of these financial statements.

MOBILE GLOBAL ESPORTS INC.
STATEMENT OF OPERATIONS

For the Period From Inception (March 11, 2021) to August 31, 2021

Revenue	$-

Cost of revenue	-

Gross profit	-

Operating expenses:
General and administrative expenses	28,930
Total operating expenses	28,930

Loss from operations	(28,930)

Income tax expense	-

Net loss	$(28,930)

Weighted average common shares outstanding - basic and diluted	8,822,060

Net loss per common share - basic and diluted	$(0.00)

The accompanying footnotes are an integral part of these financial statements.

The general and administrative expenses included accounting and audit fees and bank charges.

MOBILE GLOBAL ESPORTS INC.
STATEMENT OF STOCKHOLDERS’ EQUITY

For the Period From Inception (March 11, 2021) to August 31, 2021

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Equity
Balance, March 11, 2021	-	-	-	-	-

Common stock issued to founders	5,300,000	530	-	-	530
Common stock issued for cash	11,509,800	1,151	344,143	-	345,294
Net loss	-	-	-	(28,930)	(28,930)

Balance, August 31, 2021	16,809,800	$1,681	$344,143	$(28,930)	$316,894

The accompanying footnotes are an integral part of these financial statements.

MOBILE GLOBAL ESPORTS INC.

STATEMENT OF CASH FLOWS

For the Period From Inception (March 11, 2021) to August 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(28,930)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Accounts payable	3,750
Net cash used in operating activities	(25,180)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the sale of common stock	339,824
Net cash provided by financing activities	339,824

NET INCREASE IN CASH AND CASH EQUIVALENTS	314,644

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-

CASH AND CASH EQUIVALENTS, END OF PERIOD	$314,644

CASH PAID FOR:
Interest	$-
Income taxes	$-

The accompanying footnotes are an integral part of these financial statements.

Note 1 - Organization and Basis of Presentation

Organization

Mobile Global Esports Inc. (the “Company”) was incorporated on March 11, 2021 under the laws of the State of Delaware. The Company was originally named Elite Esports, Inc. but changed its name to Mobile Global Esports Inc. on April 21, 2021. The Company has been assigned certain limited rights to commercialize university esports events for approximately 73 universities in India who are held under contract by Sports Industry of India Inc.. The unique advantage of esports is that the events can be virtual, and virtual events bypass any Covid-19 restrictions on in-person events.

Basis of Presentation

The accompanying financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Coronavirus (COVID-19)

The Company’s business could be adversely impacted by the effects of the Coronavirus (COVID-19). In addition to global macroeconomic effects, the COVID-19 outbreak and any other related adverse public health developments could cause disruption to our operations. COVID-19 or other disease outbreaks could in the short-run and may over the longer term adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could impact the Company’s operating results. Although the magnitude of the impact of the COVID-19 outbreak on the Company’s business and operations remains uncertain, the continued spread of COVID-19 or the occurrence of other epidemics and the imposition of related public health measures and travel and business restrictions could adversely impact the Company’s business, financial condition, operating results and cash flows. In addition, the Company could experience disruptions to its business operations resulting from quarantines, self-isolations, or other movement and restrictions on the ability of its employees to perform their jobs that may impact the Company’s ability to develop and grow its business.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected. Significant estimates in the accompanying financial statements include valuation allowance on deferred tax assets.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly-liquid debt instruments with original maturities of three months or less. As of August 31, 2021, the Company did not have any cash equivalents.

Stock Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements, the stock subscription receivable is reclassified as a contra account to stockholders’ equity on the balance sheet.

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and accounts payable, the carrying amounts approximate their fair values due to their short maturities.

FASB ASC Topic 820, Fair Value Measurements and Disclosures, requires disclosure of the fair value of financial instruments held by the Company. FASB ASC Topic 825, Financial Instruments, defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology us one or more unobservable inputs which are significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under FASB ASC Topic 480, Distinguishing Liabilities from Equity, and FASB ASC Topic 815, Derivatives and Hedging.

As of August 31, 2021, the Company did not identify any assets and liabilities required to be presented on the balance sheet at fair value.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents. The Company places its cash with high quality financial institutions and at times may exceed the FDIC $250,000 insurance limit. The Company has not and does not anticipate incurring any losses related to this credit risk.

Revenue Recognition

Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“Topic 606”), became effective for the Company on January 1, 2018. The Company’s revenue recognition disclosure reflects its updated accounting policies that are affected by this new standard. The Company applied the “modified retrospective” transition method for open contracts for the implementation of Topic 606. The Company had no significant post-delivery obligations, this new standard did not result in a material recognition of revenue on the Company’s accompanying financial statements for the cumulative impact of applying this new standard. The Company made no adjustments to its previously-reported total revenues, as those periods continue to be presented in accordance with its historical accounting practices under Topic 605, Revenue Recognition.

Revenue from product sales are recognized under Topic 606 in a manner that reasonably reflects the delivery of its product to customers in return for expected consideration and includes the following elements:

●	executed contracts with the Company’s customers that it believes are legally enforceable;

●	identification of performance obligations in the respective contract;

●	determination of the transaction price for each performance obligation in the respective contract;

●	allocation the transaction price to each performance obligation; and

●	recognition of revenue only when the Company satisfies each performance obligation.

These five elements, as applied to each of the Company’s revenue category, is summarized below:

●	Product sales - revenue is recorded when the product is purchased by the customer.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Company has no material uncertain tax positions for any of the reporting periods presented.

Basic and Diluted Earnings Per Share

Earnings per share is calculated in accordance with ASC Topic 260, Earnings Per Share. Basic earnings per share (“EPS”) is based on the weighted average number of common shares outstanding. Diluted EPS assumes that all dilutive securities are converted. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. There were no potentially dilutive instruments outstanding at August 31, 2021.

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes which amends ASC 740 Income Taxes (ASC 740). This update is intended to simplify accounting for income taxes by removing certain exceptions to the general principles in ASC 740 and amending existing guidance to improve consistent application of ASC 740. This update is effective for fiscal years beginning after December 15, 2021. The guidance in this update has various elements, some of which are applied on a prospective basis and others on a retrospective basis with earlier application permitted. The Company is currently evaluating the effect of this ASU on the Company’s financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)—Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. For convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital, the embedded conversion features no longer are separated from the host contract. ASU 2020-06 also removes certain conditions that should be considered in the derivatives scope exception evaluation under Subtopic 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, and clarify the scope and certain requirements under Subtopic 815-40. In addition, ASU 2020-06 improves the guidance related to the disclosures and earnings-per-share (EPS) for convertible instruments and contract in entity’s own equity. ASU 2020-06 is effective for public business entities that meet the definition of a SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Board specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The Company is currently evaluation the impact this ASU will have on its financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

Note 3- Stockholders’ Equity

Preferred Stock

The Company has authorized the issuance of 10,000,000 shares of $0.0001 par value preferred stock. At August 31, 2021, there were nil shares issued and outstanding.

Common Stock

The Company has authorized the issuance of 100,000,000 shares of $0.0001 par value common stock. At August 31, 2021, there were 16,809,800 shares issued and outstanding.

During the period from inception (March 11, 2021) to August 31, 2021, the Company had the following transactions in its common stock:

●	Issued 5,300,000 shares to founders of the Company for cash proceeds of $530;

●	Issued 11,309,800 shares to investors for cash proceeds of $339,294; and

●	Issued 200,000 shares to investors for a stock subscription receivable of $6,000, which was received in September 2021.

Note 4 - Income Taxes

At August 31, 2021, the significant components of the deferred tax assets are summarized below:

Deferred income tax asset
Net operation loss carryforwards	$8,390
Total deferred income tax asset	8,390
Less: valuation allowance	(8,390)
Total deferred income tax asset	$-

The valuation allowance increased by $8,390 2021 as a result of the Company generating net operating losses. The Company’s net operating loss carryforward of approximately $29,000 begin to expire in 2036.

No income tax expense reflected in the statements of operations for the period from inception (March 11, 2021) to August 31, 2021.

The reconciliation of the effective income tax rate to the federal statutory rate for the period from inception (March 11, 2021) to August 31, 2021 is as follows:

	2021
	Amount	Percent

Federal statutory rates	$(6,076)	21.0%
State income taxes	(2,314)	8.0%
Permanent differences	-	0.0%
Valuation allowance against net deferred tax assets	8,390	-29.0%
Effective rate	$-	0.0%

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and adjusts the carrying amount of the deferred tax assets by the valuation allowance to the extent the future realization of the deferred tax assets is not judged to be more likely than not. The Company considers many factors when assessing the likelihood of future realization of its deferred tax assets, including its recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income or loss, the carryforward periods available to the Company for tax reporting purposes, and other relevant factors.

Future changes in the unrecognized tax benefit will have no impact on the effective tax rate due to the existence of the valuation allowance. The Company estimates that the unrecognized tax benefit will not change significantly within the next twelve months. The Company will continue to classify income tax penalties and interest as part of general and administrative expense in its statements of operations. There were no interest or penalties accrued as of August 31, 2021.

Note 5 – Commitments and Contingencies

From time to time, the Company may be involved in various litigation matters, which arise in the ordinary course of business. There is currently no litigation that management believes will have a material impact on the financial position of the Company.

Note 6 - Subsequent Events

On December 13, 2021, the Company issued 1,000,000 Warrants to acquire Common stock of MOGO at an exercise price of $1.00 per share, exercisable on or before December 15, 2026, in the aggregate to  Gregory Butler, Anthony Rennert and Martha Chang, in retention of the part-time consulting services of these individuals as the Company’s technology team.  250,000 of these warrants were declared vested immediately.  The balance of 750,000 warrants are unvested and contingent, and must be earned in 62,500 quarterly increments at the end of each quarter, beginning March 31, 2022, based on performance.

There are no other significant subsequent events.

List of Esports Events Jointly Promoted in India by MOGO, SII and EUSAI.

AIU Tournaments
CS-GO	LAN Event at LPU	2016-2017
FIFA	Play Station Event at MDU	2017-2018
CS-GO	LAN Event at LPU	2018-2019
Open Tournaments
PUBG Tournament 1.0	Virtual	May 23, 2020
Valorant Open 1.0	Virtual, 66 Teams	June 13, 2021
CS-GO Open	Virtual, 32 Teams	June 21, 2021
COD Open	Virtual, 50 Teams	July 4, 2021
BGMI Open 1.0	Virtual, 125 Teams	July 19, 2021
Valorant Open 2.0	Virtual, 64 Teams	August 8, 2021
BGMI Open 2.0	Virtual, 64 Teams	August 22, 2021
Inter- and Intra-University Rivalry Tournaments
JU Eagles vs. Poornima Panthers	Virtual	August 3, 2021
GLAU Gladiators vs. JU Eagles	Virtual	August 9, 2021
GLAU Gladiators vs. Poornima Panthers	Virtual	August 13, 2021
Poornima Panthers vs. JU Eagles	Virtual	August 16, 2021
VGU Victors vs. GLAU Gladiators	Virtual	August 19, 2021
VGU Victors vs. JU Eagles	Virtual	August 24, 2021
VGU Victors vs. Poornima Panthers	Virtual	September 1, 2021
DIT Intra-University Tournament	Virtual	September 7, 2021
Bennett Intra-University Tournament	Virtual	September 10, 2021
Poornima Intra-University Tournament	Virtual	September 15, 2021
Divisional Tournaments
Northern Division Valorant	Virtual, 22 Teams	August 27-29, 2021
Northern Division BGMI	Virtual, 46 Teams	September 17-19, 2021
Western Division BGMI	Virtual, 25 Teams	October 1-3, 2021
Central Division Valorant	Virtual, 22 Teams	October 8-10, 2021
Central Division BGMI	Virtual, 75 Teams	October 22-24, 2021
Western Division Valorant	Virtual, 19 Teams	November 26-28, 2021
Southern Division Valorant	Virtual, 16 Teams	November 26-28, 2021
Southern Division BGMI	Virtual, 25 Teams	December 3-5, 2021

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses paid or payable by us in connection with the sale of the Common Stock being registered, excluding 10% underwriter discount and 2% non-accountable expense payment to the Underwriter. All amounts shown are estimates.

Amount Paid or to be Paid
SEC registration fee	$2,500
FINRA filing fee	$2,500
Stock exchange listing fee	$50,000
Transfer agent’s fees and expenses	$5,000
Printing expenses	$15,000
Legal fees and expenses	$150,000
Accounting fees and expenses	$30,000
Blue Sky fees and expenses	$5,000
Miscellaneous expenses	$40,000
Total	$300,000

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, or the DGCL, permits a corporation to indemnify its directors and officers against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties. The directors or officers must have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, an action only by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they must have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification may be made if such person must have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought must determine upon application that the defendant officers or directors are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability. The current certificate of incorporation and the bylaw of the registrant provide for indemnification by the registrant of its directors, senior officers and employees to the fullest extent permitted by applicable law.

Section 102(b)(7) of the DGCL permits a corporation to provide in its charter that a director of the corporation must not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock purchases or redemptions or (4) for any transaction from which the director derived an improper personal benefit. The current certificate of incorporation of the registrant provides for such limitation of liability.

We have entered into indemnification agreements with each of our directors and officers in which we have agreed to indemnify, defend and hold harmless, and also advance expenses as incurred, to the fullest extent permitted under applicable law, from damage arising from the fact that such person is or was an officer or director of our company or our subsidiaries.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, our amended and restated certificate of incorporation, our amended and restated bylaws, any agreement, any vote of stockholders or disinterested directors or otherwise.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

We have purchased and intend to maintain insurance on behalf of the registrant and any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15. Recent Sales of Unregistered Securities.

On or about May 15, 2021, a total of 29 employees and consultants purchased from us an aggregate of 5,300,000 shares of Common Stock, or “founder shares,” for an aggregate purchase price of $530.00, or approximately $0.0001 per share, in a private placement.

In July and August 2021, a total of 39 investors purchased from us an aggregate of 11,509,800 shares of Common Stock, for an aggregate purchase price of $345,294, or approximately $0.03 per share. Some investors made multiple purchases and some founders made additional purchases.

Each of these purchasers are accredited investor for purposes of Rule 501 of Regulation D. No underwriting discounts or commissions were paid with respect to such sales.

On December 13, 2021, the Company issued 250,000 vested warrants and 750,000 unvested contingent warrants to acquire its common share at an exercise price of $1.00 per share, to its team of technical consultants (see Contracts).

In each case, the securities issued as described above, were issued in reliance on the exemption from registration under applicable securities laws provided by Section 4(2) of the Securities Act of 1933, and similar exemptions under state securities laws.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

EXHIBIT INDEX

Number and Description of Exhibit-

1.1*	Form of Underwriting Agreement

3.1	Articles of Incorporation of Mobile Global Esports Inc as currently in effect

3.2	Bylaws of Mobile Global Esports Inc as in effect

4.1	Specimen certificate evidencing ordinary shares

4.2*	Form of Representative’s Warrant

5.1*	Opinion of The Law Offices of Davis & Associates, Inc.

5.2*	Opinion of Rajat Bhardwaj, RB Associates (Indian Counsel)

10.1*	Form of Indemnification Escrow Agreement

10.2*	Form of Indemnification Agreement between the registrant and its officers and directors

10.3	Collaboration Agreement dated June 10, between the Company and Sports Industry of India Inc., and its subsidiaries, EliteUniversal Sports Alliance India Private Limited, and Sports India Pvt Ltd. (ESI).

10.4	Supplemental Agreement dated October 10, 2021 by and among the Company and Sports industry of India, Inc., and its subsidiaries, EliteUniversal Sports alliance India Private Limited, and Sport India Pvt Ltd.

10.5	Memorandum of Understanding between Company and technical team of Butler, Rennert and Chang

10.6	Licensing Software Agreement with Artemis Avenue, LLC

10.7	MOGO Core Platform Agreement with Artemis Avenue, LLC

10.8	Consulting Agreement with James Knopf

23.1	Consent of AJSH & Co LLP, an independent registered public accounting firm

23.2*	Consent of Law Offices of Davis & Associates (included in Exhibit 5.1)

23.3*	Consent of Rajat Bhardwaj, RB Associates (Indian counsel) (included in Exhibit 5.2)

24.1	Power of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics

*	To be filed by amendment to this registration statement.

(b)	Financial Statements. The financial statements filed as part of this registration statement are listed in the index to the financial statements immediately preceding such financial statements, which index to the financial statements is incorporated herein by reference.

Item 17. Undertakings.

(a)	The undersigned registrant, hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c)	Insofar as indemnification for liabilities arising under the Securities may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on this 23rd day of December, 2021.

Mobile Global Esports Inc.

By:	/s/ David Pross
Name:	David Pross
Title:	Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Pross, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement on Form S-1, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed below by the following persons on behalf of Mobile Global Esports Inc. in the capacities and on the dates indicated.

Name	Title	Date

/s/ David Pross	Chief Executive Officer	December 23, 2021
(Principal Executive Officer)

/s/ Kiki Benson	Chief Financial Officer	December 23, 2021
(Principal Accounting and Financial Officer)

/s/ Marco Welch	Chairman of the Board of Directors	December 23, 2021

/s/ Jay Madan	Director	December 23, 2021

/s/ Jim Knopf	Director	December 23, 2021

/s/ Willy Verhagen	Director	December 23, 2021

/s/ Alexander Alexandrov	Director	December 23, 2021